Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2020 and for the nine-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 87, beginning on July 1, 2019

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 177,145,564 shares

Voting stock (direct and indirect equity interest): 35.47% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
IBC	Israel Broadband Company
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IASB	International Accounting Standards Board
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TASE	Bolsa de Comercio de Tel Aviv

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2020 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	03.31.20	06.30.19
ASSETS
Non-current assets
Investment properties	8	177,496	317,928
Property, plant and equipment	9	55,556	51,347
Trading properties	10	4,319	7,454
Intangible assets	11	24,774	24,691
Right-of-use assets	12	19,722	-
Biological assets	13	1,571	1,713
Other assets		-	30
Investment in associates and joint ventures	7	67,595	42,582
Deferred income tax assets	22	674	734
Income tax and MPIT credits		50	255
Restricted assets	15	760	4,314
Trade and other receivables	16	24,710	20,616
Investment in financial assets	15	3,206	3,918
Financial assets held for sale	15	-	5,667
Derivative financial instruments	15	134	145
Total non-current assets		380,567	481,394
Current assets
Trading properties	10	1,935	496
Biological assets	13	5,551	3,601
Inventories	14	6,473	6,076
Restricted assets	15	6,637	5,942
Income tax and MPIT credits		357	527
Group of assets held for sale	32	36,998	10,912
Trade and other receivables	16	40,808	36,488
Investment in financial assets	15	32,083	42,832
Financial assets held for sale	15	4,369	15,816
Derivative financial instruments	15	327	153
Cash and cash equivalents	15	60,389	84,749
Total current assets		195,927	207,592
TOTAL ASSETS		576,494	688,986
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		9,112	22,811
Non-controlling interest		74,908	97,893
TOTAL SHAREHOLDERS' EQUITY		84,020	120,704
LIABILITIES
Non-current liabilities
Borrowings	21	273,972	377,144
Deferred income tax liabilities	22	40,968	54,275
Trade and other payables	18	3,209	2,686
Provisions	20	10,800	10,893
Employee benefits		364	176
Derivative financial instruments	15	23	1,394
Lease liabilities		14,257	-
Payroll and social security liabilities		223	187
Total non-current liabilities		343,816	446,755
Current liabilities
Trade and other payables	18	29,571	30,652
Borrowings	21	85,876	76,284
Provisions	20	2,092	2,351
Group of liabilities held for sale	32	19,920	7,722
Payroll and social security liabilities		4,104	3,604
Income tax and MPIT liabilities		550	663
Lease liabilities		5,075	-
Derivative financial instruments	15	1,470	251
Total Current liabilities		148,658	121,527
TOTAL LIABILITIES		492,474	568,282
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		576,494	688,986

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.20	03.31.19	03.31.20	03.31.19
Revenues	23	87,462	77,443	28,002	28,688
Costs	24	(59,010)	(51,844)	(19,090)	(18,483)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		2,701	1,656	1,355	906
Changes in the net realizable value of agricultural products after harvest		352	12	(103)	(43)
Gross profit		31,505	27,267	10,164	11,068
Net (loss) / gain from fair value adjustment of investment properties		(383)	(8,490)	(4,289)	1,962
Gain from disposal of farmlands		323	87	1	1
General and administrative expenses	25	(8,752)	(8,765)	(3,038)	(3,191)
Selling expenses	25	(11,692)	(9,909)	(4,076)	(3,594)
Impairment of associates		(2,344)	-	(2,344)	-
Other operating results, net	26	2,626	833	5,216	(327)
Profit / (Loss) from operations		11,283	1,023	1,634	5,919
Share of profit / (loss) of associates and joint ventures	7	1,307	(1,941)	2,926	(603)
Profit / (loss) before financial results and income tax		12,590	(918)	4,560	5,316
Finance income	27	901	1,434	299	1,619
Finance cost	27	(19,109)	(17,315)	(6,135)	(8,618)
Other financial results	27	(15,933)	(4,251)	(7,339)	(1,926)
Inflation adjustment	27	252	(357)	118	(295)
Financial results, net	27	(33,889)	(20,489)	(13,057)	(9,220)
Loss before income tax		(21,299)	(21,407)	(8,497)	(3,904)
Income tax	22	(3,302)	3,204	29	(755)
Loss for the period from continuing operations		(24,601)	(18,203)	(8,468)	(4,659)
Profit / (Loss) for the period from discontinued operations	33	17,180	3,680	(757)	(709)
Loss for the period		(7,421)	(14,523)	(9,225)	(5,368)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(156)	3,288	(5,503)	5,631
Change in the fair value of hedging instruments net of income taxes		(80)	53	-	7
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties		40	986	40	(53)
Actuarial loss from defined benefit plans		(198)	(15)	(88)	(15)
Other comprehensive (loss) / income for the period from continuing operations		(394)	4,312	(5,551)	5,570
Other comprehensive income for the period from discontinued operations		4,673	4,436	135	357
Total other comprehensive income / (loss) for the period		4,279	8,748	(5,416)	5,927
Total comprehensive (loss) / income for the period		(3,142)	(5,775)	(14,641)	559
Total comprehensive (loss) / income from continuing operations		(24,995)	(13,892)	(14,019)	910
Total comprehensive income / (loss) from discontinued operations		21,853	8,117	(622)	(351)
Total comprehensive (loss) / income from the period		(3,142)	(5,775)	(14,641)	559
Profit for the period attributable to:
Equity holders of the parent		(10,185)	(10,076)	(5,069)	(3,682)
Non-controlling interest		2,764	(4,447)	(4,156)	(1,686)
Loss from continuing operations attributable to:
Equity holders of the parent		(16,142)	(11,242)	(5,055)	(3,241)
Non-controlling interest		(8,459)	(6,961)	(3,413)	(1,418)
Total comprehensive income attributable to:
Equity holders of the parent		(12,405)	(8,378)	(6,520)	(2,800)
Non-controlling interest		9,263	2,603	(8,121)	3,359
Loss for the period per share attributable to equity holders of the parent:
Basic		(20.70)	(20.62)	(10.30)	(7.33)
Diluted		(20.70)	(20.62)	(10.30)	(7.33)
Loss per share from continuing operations attributable to equity holders of the parent:
Basic		(32.81)	(22.36)	(10.28)	(6.78)
Diluted		(32.81)	(22.36)	(10.28)	(6.78)

The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	16	9,261	10,052	87	353	4,915	34,575	(36,934)	22,811	97,893	120,704
Adjustments previous periods (IFRS 16 and IAS 28) (Note 2.2)	-	-	-	-	-	-	-	-	(773)	(773)	(1,283)	(2,056)
Adjusted balance as of June 30, 2019	486	16	9,261	10,052	87	353	4,915	34,575	(37,707)	22,038	96,610	118,648
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(10,185)	(10,185)	2,764	(7,421)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,220)	-	(2,220)	6,499	4,279
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(2,220)	(10,185)	(12,405)	9,263	(3,142)
Treasury shares distribution	13	(13)	-	-	-	-	-	1,435	(1,435)	-	-	-
Issuance of shares	-	-	-	-	-	-	-	-	-	-	-	-
Reserve for share-based payments	-	-	-	-	(1)	-	-	(3)	-	(4)	(6)	(10)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	7,844	7,844
Changes in non-controlling interest	-	-	-	-	-	-	-	(530)	-	(530)	4,622	4,092
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	(2,539)	(2,539)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(41,083)	(41,083)
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	13	13	171	184
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	26	26
Loss absorption	-	-	-	-	-	-	(4,184)	(33,212)	37,396	-	-	-
Balance as of March 31, 2020	499	3	9,261	10,052	86	353	731	45	(11,918)	9,112	74,908	84,020

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended March 31, 2020 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2019	(1,579)	(2,634)	156	4,313	456	33,212	549	8	94	34,575
Other comprehensive loss for the period	-	-	-	(2,130)	-	-	(90)	-	-	(2,220)
Total comprehensive loss for the period	-	-	-	(2,130)	-	-	(90)	-	-	(2,220)
Treasury shares distribution	1,435	-	-	-	-	-	-	-	-	1,435
Reserve for share-based payments	2	-	-	-	(1)	-	-	(4)	-	(3)
Changes in non-controlling interest	-	(530)	-	-	-	-	-	-	-	(530)
Loss absorption	-	-	-	-	-	(33,212)	-	-	-	(33,212)
Balance as of March 31, 2020	(142)	(3,164)	156	2,183	455	-	459	4	94	45

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	9,261	10,052	87	353	4,917	5,809	19,543	50,524	116,931	167,455
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(199)	(199)	(121)	(320)
Adjusted balance as of June 30, 2018	482	20	9,261	10,052	87	353	4,917	5,809	19,344	50,325	116,810	167,135
Loss for the period	-	-	-	-	-	-	-	-	(10,076)	(10,076)	(4,447)	(14,523)
Other comprehensive income for the period	-	-	-	-	-	-	-	1,698	-	1,698	7,050	8,748
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	1,698	(10,076)	(8,378)	2,603	(5,775)
Results distribution	-	-	-	-	-	-	-	30,872	(30,872)	-	-	-
Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(31)	31	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9	59	68
Acquisition of treasury stock	(9)	9	-	-	-	-	-	(747)	-	(747)	-	(747)
Changes in non-controlling interest	-	-	-	-	-	-	-	(495)	-	(495)	(568)	(1,063)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4,171)	(4,171)
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	-	-
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	(15)	(15)
Balance as of March, 2019	494	8	9,261	10,052	87	353	4,917	37,115	(21,573)	40,714	114,718	155,432

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended March 31, 2019 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2018	(1,819)	(1,969)	185	5,179	443	3,747	(47)	9	81	5,809
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	-	-
Adjusted balance as of June 30, 2018	(1,819)	(1,969)	185	5,179	443	3,747	(47)	9	81	5,809
Profit for the period	-	-	-	-	-	-	-	-	-	-
Other comprehensive income for the period	-	-	587	1,150	-	-	(39)	-	-	1,698
Total comprehensive profit for the period	-	-	587	1,150	-	-	(39)	-	-	1,698
Results distribution	-	-	-	-	-	30,872	-	-	-	30,872
Treasury shares distribution	1,406	-	-	-	-	(1,406)	-	-	-	-
Reversal by sale of investment properties	-	-	(31)	-	-	-	-	-	-	(31)
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9
Acquisition of treasury stock	(747)	-	-	-	-	-	-	-	-	(747)
Changes in non-controlling interest	-	(495)	-	-	-	-	-	-	-	(495)
Balance as of March, 2019	(1,160)	(2,464)	741	6,329	443	33,213	(86)	18	81	37,115
The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.20	03.31.19
Operating activities:
Net cash generated from operating activities before income tax paid	17	23,763	7,358
Income tax paid		(471)	(448)
Net cash generated from continuing operating activities		23,292	6,910
Net cash generated from discontinued operating activities		2,566	4,523
Net cash generated from operating activities		25,858	11,433
Investing activities:
Acquisition of participation in associates and joint ventures		(258)	(698)
Capital contributions to associates and joint ventures		(264)	507
Proceeds from sales of intangible assets		27	-
Payment for non-controlling interest acquisition		-	(804)
Acquisition and improvement of investment properties		(2,557)	(3,056)
Decrease of cash due to desconsolidation of subsidiary		-	(89)
Proceeds from sales of investment properties		11,071	1,587
Acquisitions and improvements of property, plant and equipment		(4,153)	(5,139)
Financial advances		(24)	(44)
Acquisition of intangible assets		(2,935)	(2,887)
Proceeds from sales of property, plant and equipment		3,122	22
Net increase of restricted deposits		4,839	(756)
Dividends collected from associates and joint ventures		1,535	375
Proceeds from sales of interest held in associates and joint ventures		256	7,816
Proceeds from loans granted		-	225
Acquisitions of investments in financial assets		(8,217)	(39,539)
Proceeds from disposal of investments in financial assets		12,004	57,175
Interest charged on financial assets		830	(133)
Dividends received from financial assets		102	(30)
Acquisition of subsidiaries, net of funds acquired		-	(33)
Loans granted to related parties		(2,481)	(169)
Loans granted		(902)	(125)
Cash incorporated by buissiness combination, net of cash paid		1,780	-
Net cash generated from continuing investing activities		13,775	14,205
Net cash generated from (used in) discontinued investing activities		2,330	(4,208)
Net cash generated from (used in) investing activities		16,105	9,997
Financing activities:
Borrowings and issuance of non-convertible notes		30,999	34,918
Payment of borrowings and non-convertible notes		(59,229)	(34,503)
(Payment) Obtaining of short term loans, net		(1,799)	4,112
Interest paid		(18,118)	(16,405)
Repurchase of own shares		-	(747)
Repurchase of non-convertible notes		(13,384)	(5,679)
Capital contributions from non-controlling interest in subsidiaries		-	2,172
Acquisition of non-controlling interest in subsidiaries		(589)	(5,454)
Charge for issuance of shares and other equity instruments		2,658	-
Proceeds from sales of non-controlling interest in subsidiaries		70	13
Loans received from associates and joint ventures, net		-	248
Payment of borrowings to related parties		-	(6)
Dividends paid		(897)	(532)
Dividends paid to non-controlling interest in subsidiaries		(323)	(568)
Proceeds from derivative financial instruments, net		(1,727)	(77)
Payment of seller financing		-	(1)
Net cash used in continuing financing activities		(62,339)	(22,509)
Net cash (used in) generated from discontinued financing activities		(4,806)	9,487
Net cash (used in) generated from financing activities		(67,145)	(13,022)
Net (Decrease) Increase in cash and cash equivalents from continuing activities		(25,272)	(1,394)
Net increase in cash and cash equivalents from discontinued activities		90	9,802
Net (Decrease) Increase in cash and cash equivalents		(25,182)	8,408
Cash and cash equivalents at beginning of the period	15	84,749	81,555
Cash and cash equivalents reclassified to held for sale		(596)	(632)
Foreign exchange gain on cash and changes in fair value of cash equivalents		1,418	3,144
Cash and cash equivalents at the end of the period		60,389	92,475

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on June 8, 2020.

As of March 31, 2020, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

(i)
See Note 4 to the Annual Financial Statements for more information about the Operations Center in Israel.

Operations Center in Israel

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, it should be considered that certain bondholders have hired representative and legal advisors, over the last months to evaluate potential courses of actions including procedures for declaring IDBD’s insolvency.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

 The financial situation of the IDBD subsidiary as of March 31, 2020, presents a negative shareholder’s equity, negative operating cash flows and a downgrade of its credit rating, which casts substantial doubt on IDBD's ability to continue operating as a going concern. In order to meet its liabilities, including short-term liabilities, IDBD’s cash flows are based on the sales of assets, the dates of which are not under the control of IDBD. These assets include Clal's current share price and its implications on the deposits of the swap transaction (see Note 31) and the assumption that IDBD will receive, among other things, cash from private investments that are directly held by IDBD.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions to Dolphin for up to NIS 210 (approximately Ps. 3,641 as of the date of these financial statements), which is described in Note 1 to the Annual Financial Statements.

The commitments and other restrictions that result from IDBD and DIC’s indebtedness do not have effect over IRSA since such indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets, except for the commitment to make contributions to Dolphin that was described above.

Considering the above, as of March 31, 2020, the financial risk of IRSA with respect to the Operations Center in Israel is limited to the abovementioned commitments and the equity risk, as a result of the pledges granted over DIC shares to certain bondholders of IDBD, is limited to the value of IRSA’s net assets in the Operations Center of Israel, which amounted to NIS 137 (Ps. 2,369) as of March 31, 2020.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2019 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of nine months ended March 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended March 31, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of March 31, 2020 (accumulated nine months)
Price variation	36%

 As a consequence of the aforementioned, these financial statements as of March 31, 2020 were restated in accordance with IAS 29.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year, applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019. Comparative figures were not restated.

The main changes were the following:

   ●    IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to substantially obtain all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.
The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

●    Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the book value of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

The effect on retained earnings as of July 1, 2019 for the first implementation of IFRS 16 and IAS 28 is the following:

	IFRS 16 impact	IAS 28 impact	Adjusted statement of financial position
ASSETS
Non-current assets
Investment properties	405	-	405
Right-of-use assets	15,502	-	15,502
Investments in associates and joint ventures	-	(1,927)	(1,927)
Trade and other receivables	114	-	114
Total non-current assets	16,021	(1,927)	14,094

Income tax and MPIT credit	16	-	16
Group of assets held for sale	(161)	-	(161)
Trade and other receivables	2,962	-	2,962
Total current assets	2,817	-	2,817
TOTAL ASSETS	18,838	(1,927)	16,911
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	(80)	(693)	(773)
Non-controlling interest	(49)	(1,234)	(1,283)
TOTAL SHAREHOLDERS’ EQUITY	(129)	(1,927)	(2,056)
LIABILITIES
Non-current liabilities
Lease liabilities	11,598	-	11,598
Total non-current liabilities	11,598	-	11,598
Current liabilities
Lease liabilities	4,343	-	4,343
Trade and other payables	(85)	-	(85)
Group of liabilities held for sale	3,111	-	3,111
Total current liabilities	7,369	-	7,369
TOTAL LIABILITIES	18,967	-	18,967
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	18,838	(1,927)	16,911

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.3
Comparability of information

Balance items as of June 30, 2019 and March 31, 2019 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Gav-Yam. See note 4.(l) to Annual Financial Statements.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 34.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural business

Sale of Alto Taquarí

On October 29, 2019, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 85 hectares (65 arable hectares) of Alto Taquari Farm, located in in Alto Taquari, Mato Grosso state. The total amount of the sale is Ps. 89. The buyer made the initial payment of 14,300 soybean bags, totaling Ps. 17. The remaining balance will be paid in four annual installments. The result of the transaction was recognized for Ps. 65.

Sale of Jatobá

On July 2019, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 1,134 hectares (893 arable hectares) of Jatobá Farm, located in Jaborandi, Bahia state. The total amount of the sale is 302 soybean bags per arable hectare equivalent to Ps. 374. The buyer already made an initial payment of Ps. 43. The remaining balance will be paid in six annual installments. The result of the transaction was recognized for Ps. 258.

BrasilAgro-Agrifirma merge, acquisition of shares and partial sale of BrasilAgro’s shares

Partial sale of BrasilAgro’s shares

On January 20, 2020, the Company sold in the market 3,400,000 shares of its subsidiary BrasilAgro representatives of 6.3% of the share capital for an amount of USD 15,6 million.

Agrifirma

On January 27, 2020, and in accordance with the terms and conditions established in the Merger Agreement signed on November 22, 2019, Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, becoming BrasilAgro the controlling shareholder of Agrifirma Agropecuária owning 100% of the total voting share capital. The capital of BrasilAgro increased by BRL 115,586,579.79 from BRL 584,224,000 to 699,810,579.79, through the issuance of 5,215,385 new common, registered, book-entry shares with no par value, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such manner that the share capital of BrasilAgro increased to 62,104,201 shares.
A subscription warrant was also issued in favor of AB Holdings, a shareholder of Agrifirma Holding, which will entitle AB Holding (or its permitted successors and assigns) to subscribe up to 654,487 new ordinary shares, registered with no par value of BrasilAgro, subject to the terms and conditions established in the Merger Agreement.
The merger was made upon exchange of shares and the initial exchange rate was BRL 31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.
Below is a breakdown of the fair value of the assets acquired, liabilities assumed and minority interest of the acquisiton:

03.31 20
Fair value of identifiable assets and assumed liabilities:
Cash and cash equivalents	15
Trade and other receivables	367
Inventories	21
Biological assets	70
Taxes and contributions to recover	43
Group of assets held for sale	344
Property, plant and equipment	3,193
Trade and other payables	(282)
Borrowings	(1,788)
Taxes to pay	(9)
Payroll and social security liabilities	(41)
Provisions	(1)
Deferred income tax liabilities	(401)
Total identifiable net assets	1,531
Non-controlling interest	-
Key pending allocation	60
Total consideration	1,591

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Acquisition of Brasilagro’s shares

On March 30, 2020, Cresud purchased in the market 19,100 ordinary shares of its subsidiary BrasilAgro, representing 0.03% of its issued capital, for an amount of Ps. 5.7.

As a result of the above-mentioned sale and purchase of shares and the merger with Agrifirma, the Company reduced its equity interest in BrasilAgro from 43.17% to 33.55% of its issued capital.
Althoght Cresud maintains less than 50% of the voting rights, in accordance with IFRS, control may exist without a majority of voting rights.

Cresud exercises “de facto control” over BrasilAgro as a result of:

i)
the percentage and concentration of voting rights of the Group and the absence of other shareholders with significant voting rights,
ii)
the absence of a voting agreement among the other shareholders to vote together as a group,
iii)
the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and
iv)
the effective control exercised by the Group to direct Brasilagro’s relevant activities through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.

Therefore, Cresud will continue to consolidate BrasilAgro in its financial statements, after the business combination with Agrifirma.

Urban properties and investments business

Operations Center Argentina

Condor merger agreement

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share will be canceled before the merger and will be replaced by the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled, and shareholders will become entitled to receive a cash amount equal to US$ 10.00 per share.

The closing of the acquisition, scheduled for March 23, 2020, did not occur and has not occurred until the date of issuance of these financial statements. The Company continues to review its options and reserves all rights and resources under the Merger Agreement.

At the date of issuance of these financial statements, the Group held 2,197,023 ordinary shares and 325,752 Series E shares.

Distribution of dividends in kind

On October 30, 2019, the Ordinary Shareholders’ Meeting of IRSA approved a dividend distribution in kind for the equivalent amount of Ps. 480 (representative of Ps. 0.83 per share) payable in shares of IRSA CP. IRSA CP’s quoted price per share as of October 29, 2019, which amounted to Ps. 205 per share, was considered for the distribution. As a result, 2,341,463 shares were distributed. This transaction was accounted for as a change in equity generating a reduction of the equity attributable to the controlling shareholders for Ps. 478 restated for inflation as of the date of this financial statements. As of the end of the period the groups’ interest in IRSA CP amounts to 80.65%.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. Through the recapitalization agreement TGLT committed to: (i) make a public offering to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares is completed and (b) a minimum number of option holders have exercised that option at a subscription price of US$1.00 per Class C preferred share (or its equivalent in pesos).

Finally, supporting the recapitalization plan, IRSA CP signed a subscription commitment with TGLT for Class A preferred shares under the Class A Public Offering to make a contribution in kind of shares of La Maltería S.A., 100% of its ownership, for an amount of up to US$ 24 and promised to exchange its convertible notes into Class B preferred shares.

Moreover, on November 22, 2019, TGLT held a meeting with bondholders of convertible notes in order to consider the amendment to different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA CP approved the amendments.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent from the bondholders of convertible notes of TGLT, on December 11, 2019, the Company concluded the process scheduled in the recapitalization agreement and related documents through the subscription of Class A preferred shares, integrating them in kind through the contribution of the shares of the La Maltería S.A., 100% of their ownership and, moreover, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred class B shares.

Operations Center Israel

Sale of Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the interest of PBC in Gav-Yam decreased from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately Ps. 6,595 restated as of the date of these financial statements).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the interest of PBC in Gav-Yam went from 40.0% to 34.9%. As a consequence of the aforementioned sales, PBC has lost the right to nominate the majority of the members of the Board of Directors, and to appoint or remove the key members of management. Consequently, PBC has lost control of Gav-Yam and has deconsolidated such investment since that date.

Below is a detail of the sale:

09.30.2019
Cash received	13,534
Remeasurement of the fair value of the remaining investment	30,524
Total	44,058
Net assets written off including goodwill	(26,692)
Gain from sale of subsidiary, net of taxes (*)	17,366

(*) These results are presented within discontinued operations, in the line “Other operating results, net”.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a detail of the net assets deconsolidated:

09.30.2019
Investment properties	147,897
Property, plant and equipment	1,007
Intangible assets	3,113
Right-of-use assets	40
Investments in associates and joint ventures	4,172
Restricted assets	359
Trade and other receivables	1,098
Investments in financial assets	12,853
Trading properties	147
Income tax credit	180
Cash and cash equivalents	10,081
TOTAL ASSETS	180,947
Borrowings	90,575
Lease liabilities	40
Deferred income tax liabilities	20,072
Trade and other payables	2,276
Employee benefits	20
Salaries and social security liabilities	60
Income tax and MPIT liabilities	119
TOTAL LIABILITIES	113,162
Non-controlling interest	41,093
Net assets written off including goodwill	26,692

Agreement for sale of a plot of land in the US

As mentioned in Note 4. D of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Group signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18. At this stage, there is no certainty that the sale transaction will be completed.

IDBD financing agreement

On August 31, 2019, IDBD’s Board of Directors gave its approval to accept a commitment by Dolphin to make a capital contribution ("the Commitment"), whose main points are the following:

Dolphin undertook the irrevocable commitment to make capital contributions to IDBD for a total amount of NIS 210 in three equal annual payments (NIS 70 each) on September 2, in each of the years 2019-2021 ("Payments" and "payment dates", respectively). The aforementioned payments will be made in exchange for the company’s shares or as a subordinated loan in similar terms to the subordinated loan that Dolphin advanced in the past to IDBD. On September 2, 2019, the first payment for NIS 70 was made, (approximately Ps. 1,271 restated as of the date of these financial statements).

IRSA committed unilaterally and irrevocably to transfer to Dolphin the amounts it requires to comply with the Commitment ("IRSA Commitment"). If Dolphin does not make the capital contributions in accordance with the Commitment, then Dolphin's rights in accordance with the IRSA Commitment will be automatically assigned to IDBD, and IDBD will have the right to act to carry out the IRSA Commitment.

The Commitment will automatically expire in each of the following cases: (a) if motions are filed to decree insolvency against IDBD (whether voluntarily or involuntarily filed) in the courts of Israel and they are valid in any of the Payment Dates, in which case the corresponding Payment Date will be postponed for a period of 90 days and the corresponding payment will be transferred to IDBD only if the procedures are canceled during the mentioned period of 90 days. If the procedures for declaring insolvency are not canceled within 90 days as mentioned above, the entire commitment will expire; (b) if an insolvency decree is given as set forth in section 3 of the Israel Insolvency and Economic Recovery Act, 5778-2018; and (c) a trustee, fiduciary, special manager or any officer of this type (temporary or permanent) is appointed in IDBD, or the court issues a similar order (with respect to the insolvency of IDBD).

Additionally, during March 2020, IRSA transferred approximately NIS 12 (approximately Ps. 235 restated as of the date of these financial statements)

Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131 (approximately Ps. 2,339 as of that date). The early repayment of these debentures will make Ispro an unlisted company for the TASE.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 (approximately Ps. 1,655 as of that date). These shares were delivered through a swap contract.

On September 3, 2019, IDB concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% would be collected in cash (approximately NIS 29) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 (approximately Ps. 3,789 as of that date). The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD debentures was between 25% - 21% discount with respect to the nominal value.

As mentioned in Note 4.A. to the annual financial statements, IDBD was looking for different ways of financing the purchase of Clal's to the third buyer. On October 27, 2019, IDBD signed an agreement with a financial entity which offered to buy all rights and obligations related to the financing of said purchase.

On November 7, the sale transaction has been completed and the loan has been granted by a financial entity. It should be clarified that the amount of 2,771,309 of Clal Insurance Enterprises shares sold was subject to a swap transaction between IDBD and a financial entity, that ended with the Company's notice to that entity.

On December 16, Clal made a public capital increase of 12,066,000 shares at a price of NIS/share 53.87 in which IDBD did not take part.

Additionally, on the same date, IDBD sold 200,000 shares of Clal at a price of NIS/share 53.95, representative of 0.3% of the new share capital.

On December 18, IDBD sold 617,017 shares of Clal at a price of NIS/share 53.77, representative of 0.9% of the share capital.

Additionally, during December 2019, a swap transaction, which IDBD had agreed for 2.771.309 shares, expired. The price per share was of NIS 52.25.

During the period between January and March 2020, a swap for 751,000 shares expired. The closing price was NIS 45.09 per share.

As a result of said transaction, as of March 31, 2020, IDBD’s equity interest in Clal Insurance Enterprises decreased to 8.5% and it owned an additional 7.1% through swap transactions.

On February 4, 2020, Dolphin granted financial entities, through which IDB carried out the Clal share swap transactions in August and November 2018, guarantees for approximately NIS 11, which will be part of the committed deposits IDB assumed as part of the terms of such transactions. Likewise, on February 18, it deposited additional guarantees for NIS 9. As of March 31, the total of the guarantees granted amounted to a total of NIS 37.4.

Additionally, if swap transactions conclude before the second payment deadline (reported in note 4.C to these financial statements), the unrealized parts of the guarantees will be returned to Dolphin, while the exercised parts of the guarantees until that date, it will be considered as part of the second payment, so Dolphin will transfer the balance of said payment to IDBD; If the swap transactions are still effective as of the second disbursement deadline, Dolphin will inject the second payment into IDB and the guarantees will be returned to you.

Capital Increase in Cellcom

On December 5, 2019, Cellcom made a tender offer for the issuance of shares, of which DIC participated and acquired 50% of the issuance. The amount received for the shares was of NIS 307 (approximately Ps. 6,011 as of that date) and Cellcom issued a total amount of 30,600,000 ordinary shares, 7,038,000 share options (Series 3) and 6,426,000 share options (Series 4) for an amount of NIS 1.021 per unit (each unit will consist of 100 ordinary shares, 23 share options Series 3 and 21 share options Series 4).

After this transaction, DIC holds 46.2% of the issued capital and approximately 48.5% of the voting rights of Cellcom (directly and over agreements with other shareholders of Cellcom).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

PBC distribution of dividends in kind, Purchase of Mehadrin shares and acquisition of control

On December 10, 2019 PBC distributed all its interest in Mehadrin as a dividend in kind. As a result, DIC holds a direct interest in Mehadrin of 31.4%. As of December 2019, Mehadrin is classified as an associate.

During January and February 2020, DIC acquired approximately 8.8% of Mehadrin's issued share capital, for a total cost of NIS 39 (approximately Ps.676), so that Mehadrin's interest increased from 31.4% to approximately 40.6%.These acquisitions resulted in DIC gaining control of Mehadrin at the end of February, since it has a majority of votes due to the fact that the remaining interest is atomized in several shareholders.

As a result of obtaining the aforementioned control, as of March 31, 2020, the Group has consolidated the operations of this company.

The assets incorporated and the result generated by said transaction are detailed below. The Group is still completing the process of determining the fair value of the assets incorporated, estimating to complete it at the end of the annual fiscal year of June 30, 2020:

03.31.2020
Fair value of identifiable assets and assumed liabilities:
Investment properties	232
Property, plant and equipment	6,385
Intangible assets	54
Investments in associates and joint ventures	1,783
Restricted assets	156
Income tax and MPIT credit	139
Trade and other receivables	9,101
Right-of-use assets	3,814
Derivative financial instruments	35
Inventories	2,375
Borrowings	(6,987)
Deferred income tax liabilities	(963)
Trade and other payables	(4,404)
Lease liabilities	(2,011)
Provisions	(54)
Employee benefits	(121)
Salaries and social security liabilities	(191)
Income tax and MPIT liabilities	(17)
Cash and cash equivalents	2,479
Total identifiable net assets	11,805
Non-controlling interest	(7,063)
Bargain purchase gain(*)	(357)
Previously held interest	3,709
Cash and cash equivalents	676
Total consideration	4,385

(*) Included in "Other operating results, net"

Agreement for the sale of Ispro

On January 26, 2020, PBC entered into an agreement for the sale of all its holdings in ISPRO and the rights under the shareholders’ loans provided to ISPRO, for an amount of NIS 885. Completion of the transaction was subject to receipt of approval from the Commissioner for Competition, which should be received within 150 days of the signature of the agreement.

At the signing date of the agreement the buyer deposited NIS 15 million in a trust account, and committed to deposit additional NIS 40 million after completion of the due diligence.

On March 23, 2020, the purchaser approached PBC with a request to postpone deadlines set in the agreement, and PBC informed that it would review its application and all without violating PBC’s rights and claims under the agreement. On March 26, 2020, when the due diligence ended, the purchaser breached its commitment to deposit the second deposit in the amount of NIS 40 million in a trust account.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

PBC required the purchaser to correct the breach and immediately deposit the amount of the second deposit and move forward to complete the transaction under its terms, without derogating from all its rights and claims and remedies it has against the purchaser pursuant to the agreement and the law, until April 20, 2020. The breach was not amended as of April 20, 2020, so the agreement was canceled.

On April, 2020, PBC entered into an agreement with another purchaser for the sale of all its holdings in ISPRO for NIS 800 and the rights under the shareholders’ loans provided to ISPRO. As a result of this agreement the Group has reclassified the total net assets of Ps. 14,684 as “Group of assets available for sale”. The net result that will be recorded at the closing of the sale is NIS 47 (equivalent to Ps. 799 as of the end of the period).

Cellcom - Golan Telecom Agreement

In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom engaged in a binding memorandum of understanding regarding the acquisition of the entire issued share capital of Golan Telecom, for a total of NIS 590 million, to be paid in cash, in two payments: a total of NIS 413 million on the closing date of the transaction, and a total of NIS 177 million within 3 years after the closing date of the transaction. Cellcom will issue and deposit 8.2 million shares of the company with a trustee (the “Shares in Escrow”).

The transaction includes standard conditions and representations, and is subject to the completion of due diligence by Cellcom and the receipt of regulatory approvals and approvals from material third parties. The parties will negotiate regarding a detailed agreement; however, they are bound by the memorandum of understanding, regardless of whether or not the agreement is signed. In case the conditions for closing the transaction have not been fulfilled by December 31, 2020, the memorandum of understanding, or the detailed agreement, as applicable, will expire.

There is no certainty the conditions for the completion of the transaction will be fulfilled, including the receipt of the required approvals.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2019 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost), except as mentioned in Note 34. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 34.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. As described in Note 4.(l) to the Annual Financial Statements, the Group lost control of Gav-Yam as of June 30, 2019 and has reclassified its results to discontinued operations. Segment information for the period ended March 31, 2019 has been recast for the purposes of comparability with the present period

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended March 31, 2020 and 2019:

Véase nuestro informe de fecha 09/11/18

RHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended March 31, 2020:

	03.31.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	18,504	9,762	57,387	67,149	85,653	(54)	2,482	(619)	87,462
Costs	(15,544)	(2,158)	(39,144)	(41,302)	(56,846)	36	(2,580)	380	(59,010)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,523	-	-	-	2,523	-	-	178	2,701
Changes in the net realizable value of agricultural products after harvest	352	-	-	-	352	-	-	-	352
Gross profit	5,835	7,604	18,243	25,847	31,682	(18)	(98)	(61)	31,505
Gain from disposal of farmlands	323	-	-	-	323	-	-	-	323
Net gain / (loss) from fair value adjustment of investment properties	12	2,445	(2,585)	(140)	(128)	(255)	-	-	(383)
General and administrative expenses	(1,020)	(1,624)	(6,156)	(7,780)	(8,800)	13	-	35	(8,752)
Selling expenses	(1,862)	(850)	(9,010)	(9,860)	(11,722)	14	-	16	(11,692)
Impairment of associates	-	-	(2,344)	(2,344)	(2,344)	-	-	-	(2,344)
Other operating results, net	1,141	(33)	1,475	1,442	2,583	19	23	1	2,626
Profit / (Loss) from operations	4,429	7,542	(377)	7,165	11,594	(227)	(75)	(9)	11,283
Share profit of associates and joint ventures	173	265	722	987	1,160	160	-	(13)	1,307
Segment profit	4,602	7,807	345	8,152	12,754	(67)	(75)	(22)	12,590

Reportable assets	34,942	110,695	392,585	503,280	538,222	(651)	-	38,923	576,494
Reportable liabilities	-	-	(349,712)	(349,712)	(349,712)	-	-	(142,762)	(492,474)
Net reportable assets	34,942	110,695	42,873	153,568	188,510	(651)	-	(103,839)	84,020

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended March 31, 2019:

	03.31.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	11,667	11,175	52,420	63,595	75,262	(67)	2,673	(425)	77,443
Costs	(9,787)	(2,215)	(37,257)	(39,472)	(49,259)	46	(2,791)	160	(51,844)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,419	-	-	-	1,419	-	-	237	1,656
Changes in the net realizable value of agricultural products after harvest	12	-	-	-	12	-	-	-	12
Gross profit	3,311	8,960	15,163	24,123	27,434	(21)	(118)	(28)	27,267
Net (loss) / profit from fair value adjustment of investment properties	(33)	(8,751)	386	(8,365)	(8,398)	(92)	-	-	(8,490)
Gain from disposal of farmlands	87	-	-	-	87	-	-	-	87
General and administrative expenses	(982)	(1,938)	(5,882)	(7,820)	(8,802)	13	-	24	(8,765)
Selling expenses	(1,120)	(772)	(8,025)	(8,797)	(9,917)	4	-	4	(9,909)
Other operating results, net	442	(604)	808	204	646	173	18	(4)	833
Profit / (Loss) from operations	1,705	(3,105)	2,450	(655)	1,050	77	(100)	(4)	1,023
Share profit / (loss) of associates and joint ventures	11	(1,294)	(560)	(1,854)	(1,843)	(98)	-	-	(1,941)
Segment profit / (loss)	1,716	(4,399)	1,890	(2,509)	(793)	(21)	(100)	(4)	(918)

Reportable assets	35,171	137,617	560,385	698,002	733,173	(589)	-	44,262	776,846
Reportable liabilities	-	-	(486,098)	(486,098)	(486,098)	-	-	(135,316)	(621,414)
Net reportable assets	35,171	137,617	74,287	211,904	247,075	(589)	-	(91,054)	155,432

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (98) and Ps. (118) corresponding to Expenses and FPC as of March 31, 2020 and 2019, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,483 as of March 31, 2020.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	03.31.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	11,718	-	-	6,786	18,504
Costs	(9,855)	(19)	-	(5,670)	(15,544)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,500	-	-	23	2,523
Changes in the net realizable value of agricultural products after harvest	352	-	-	-	352
Gross profit / (loss)	4,715	(19)	-	1,139	5,835
Gain from disposal of farmlands	-	323	-	-	323
Net gain from fair value adjustment of investment properties	-	12	-	-	12
General and administrative expenses	(655)	(2)	(153)	(210)	(1,020)
Selling expenses	(1,272)	-	-	(590)	(1,862)
Other operating results, net	110	883	-	148	1,141
Profit / (loss) from operations	2,898	1,197	(153)	487	4,429
Share of profit of associates and joint ventures	62	-	-	111	173
Segment profit / (loss)	2,960	1,197	(153)	598	4,602

Investment properties	3,269	-	-	-	3,269
Property, plant and equipment	19,877	171	-	699	20,747
Investments in associates	409	-	-	293	702
Other reportable assets	8,106	313	-	1,805	10,224
Reportable assets	31,661	484	-	2,797	34,942

	03.31.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	6,177	-	-	5,490	11,667
Costs	(5,248)	(24)	-	(4,515)	(9,787)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,423	-	-	(4)	1,419
Changes in the net realizable value of agricultural products after harvest	12	-	-	-	12
Gross profit / (loss)	2,364	(24)	-	971	3,311
Net gain from fair value adjustment of investment properties	-	(33)	-	-	(33)
Gain from disposal of farmlands	-	87	-	-	87
General and administrative expenses	(598)	(1)	(172)	(211)	(982)
Selling expenses	(627)	(1)	-	(492)	(1,120)
Other operating results, net	443	(31)	-	30	442
Profit / (loss) from operations	1,582	(3)	(172)	298	1,705
Share of profit of associates and joint ventures	43	-	-	(32)	11
Segment profit / (loss)	1,625	(3)	(172)	266	1,716

Investment properties	2,423	-	-	-	2,423
Property, plant and equipment	20,548	70	-	722	21,340
Investments in associates	359	-	-	45	404
Other reportable assets	9,690	-	-	1,314	11,004
Reportable assets	33,020	70	-	2,081	35,171

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	03.31.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,345	1,730	683	1,928	7	-	69	9,762
Costs	(434)	(108)	(451)	(1,086)	(8)	-	(71)	(2,158)
Gross profit / (loss)	4,911	1,622	232	842	(1)	-	(2)	7,604
Net (loss) / profit from fair value adjustment of investment properties (i)	(3,711)	3,121	2,673	-	-	-	362	2,445
General and administrative expenses	(620)	(200)	(137)	(279)	(87)	(212)	(89)	(1,624)
Selling expenses	(405)	(66)	(168)	(203)	-	-	(8)	(850)
Other operating results, net	(47)	(28)	(16)	(11)	(1)	-	70	(33)
Profit / (Loss) from operations	128	4,449	2,584	349	(89)	(212)	333	7,542
Share of profit / (loss) of associates and joint ventures	-	36	-	(7)	648	-	(412)	265
Segment profit / (loss)	128	4,485	2,584	342	559	(212)	(79)	7,807

Investment and trading properties	44,747	32,340	28,162	-	95	-	1,159	106,503
Property, plant and equipment	223	1,033	-	1,860	189	-	-	3,305
Investment in associates and joint ventures	-	-	499	-	(7,024)	-	6,308	(217)
Other reportable assets	104	116	769	29	-	-	86	1,104
Reportable assets	45,074	33,489	29,430	1,889	(6,740)	-	7,553	110,695

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) For the nine-month period ended March 31, 2020, the net gain from fair value adjustment of investment properties was Ps. 2,445. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a) gain of Ps.19,713 as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flows from shopping malls revenues;
(b) loss of Ps.22,963 due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244.
(d) positive impact of Ps. 14,539 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(e) Additionally, due to the impact of the inflation adjustment, Ps. 12,160 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The value of our office buildings and other rental properties measured in real terms increased by 11.9% during the nine-month period ended as of March 31, 2020, due to a devaluation of the peso which exceeded the period's inflation rate.

	03.31.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	6,311	1,539	927	2,282	10	-	106	11,175
Costs	(517)	(67)	(377)	(1,140)	(4)	-	(110)	(2,215)
Gross profit / (loss)	5,794	1,472	550	1,142	6	-	(4)	8,960
Net (loss) / profit from fair value adjustment of investment properties	(15,130)	4,717	1,864	-	4	-	(206)	(8,751)
General and administrative expenses	(688)	(157)	(185)	(354)	(76)	(393)	(85)	(1,938)
Selling expenses	(426)	(70)	(36)	(228)	-	-	(12)	(772)
Other operating results, net	(59)	(22)	(200)	37	(19)	-	(341)	(604)
(Loss) / Profit from operations	(10,509)	5,940	1,993	597	(85)	(393)	(648)	(3,105)
Share of loss of associates and joint ventures	-	-	(30)	-	(534)	-	(730)	(1,294)
Segment (loss) / profit	(10,509)	5,940	1,963	597	(619)	(393)	(1,378)	(4,399)

Investment and trading properties	70,920	33,639	26,818	-	95	-	148	131,620
Property, plant and equipment	245	105	-	1,950	191	-	915	3,406
Investment in associates and joint ventures	-	-	396	-	(4,515)	-	6,202	2,083
Other reportable assets	109	115	173	24	-	-	87	508
Reportable assets	71,274	33,859	27,387	1,974	(4,229)	-	7,352	137,617

Below is a summarized analysis of the lines of business of Group’s operations center in Israel:

	03.31.20
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	9,809	-	46,142	-	-	1,436	57,387
Costs	(4,942)	-	(33,775)	-	-	(427)	(39,144)
Gross profit / (loss)	4,867	-	12,367	-	-	1,009	18,243
Net loss from fair value adjustment of investment properties	(2,585)	-	-	-	-	-	(2,585)
General and administrative expenses	(583)	-	(3,892)	-	(779)	(902)	(6,156)
Selling expenses	(177)	-	(8,507)	-	-	(326)	(9,010)
Impairment of associates	(2,344)	-	-	-	-	-	(2,344)
Other operating results, net	538	-	357	-	(46)	626	1,475
(Loss) / Profit from operations	(284)	-	325	-	(825)	407	(377)
Share of profit / (loss) of associates and joint ventures	906	-	(166)	-	-	(18)	722
Segment profit / (loss)	622	-	159	-	(825)	389	345

Reportable assets	128,934	23,578	122,866	4,369	15,478	97,360	392,585
Reportable liabilities	(123,525)	-	(93,688)	-	(95,930)	(36,569)	(349,712)
Net reportable assets	5,409	23,578	29,178	4,369	(80,452)	60,791	42,873

	03.31.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	10,510	-	40,234	-	-	1,676	52,420
Costs	(6,687)	-	(29,863)	-	-	(707)	(37,257)
Gross profit	3,823	-	10,371	-	-	969	15,163
Net gain from fair value adjustment of investment properties	386	-	-	-	-	-	386
General and administrative expenses	(509)	-	(3,520)	-	(758)	(1,095)	(5,882)
Selling expenses	(144)	-	(7,546)	-	-	(335)	(8,025)
Other operating results, net	-	-	288	-	323	197	808
Profit / (Loss) from operations	3,556	-	(407)	-	(435)	(264)	2,450
Share of (loss) / profit of associates and joint ventures	(399)	504	-	-	-	(665)	(560)
Segment profit / (loss)	3,157	504	(407)	-	(435)	(929)	1,890

Reportable assets	308,160	23,627	120,948	24,035	45,919	37,696	560,385
Reportable liabilities	(239,335)	-	(95,324)	-	(133,277)	(18,162)	(486,098)
Net reportable assets	68,825	23,627	25,624	24,035	(87,358)	19,534	74,287

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	03.31.20	06.30.19
Beginning of the period / year	34,365	50,049
Adjustments of previous years (IFRS 9 and IAS 28)	(1,927)	(145)
Issuance of capital and contributions	2,580	155
Capital reduction	(101)	(637)
Increase of interest in associates and joint ventures	3,189	662
Share of profit / (loss)	1,349	(6,753)
Other comprehensive income	(1,046)	-
Currency translation adjustment	(3,401)	(407)
Dividends (i)	(1,752)	(1,645)
Sale of associates	-	(6,811)
Deconsolidation (iii)	25,982	-
Reclassification to held-for-sale	(1,963)	-
Incorporation by business combination	1,783	-
Others	54	(103)
End of the period / year (ii)	59,112	34,365

(i)
See Note 28.
(ii)
As of March 31, 2020, and June 30, 2019 includes Ps. (8,467) and (8,217) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 20)
(iii)
Corresponde al reconocimiento inicial de la inversión residual en Gav-Yam luego de la pérdida de control. Ver Nota 4.

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	03.31.20	06.30.19	03.31.20	06.30.19	03.31.20	03.31.19
Associates
New Lipstick (1)	49.96%	49.96%	(8,467)	(8,217)	(257)	(856)
BHSA	29.91%	29.91%	3,740	4,224	(486)	(790)
Condor	18.89%	18.89%	1,395	1,321	103	101
PBEL	45.00%	45.40%	-	1,879	-	178
Shufersal	26.02%	26.02%	23,578	21,840	1,887	2,100
Mehadrin	N/A	45.41%	-	4,598	-	-
Gav-Yam	34.90%	N/A	26,612	N/A	(4,185)	(171)
TGLT S.A.	30.50%	N/A	2,047	N/A	(17)	-
Quality	50.00%	50.00%	1,996	1,774	183	90
La Rural S.A.	50.00%	50.00%	179	96	83	79
Cresca S.A.	50.00%	50.00%	-	19	(1)	19
Other associates and joint ventures	-	-	8,032	6,831	638	(542)
Total associates and joint ventures			59,112	34,365	(2,052)	208

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
New Lipstick (1)	U.S.	Real estate	N/A	-	(*) 17	(*) (198)
BHSA	Argentina	Financing	448,689,072	(***) 1,500	(***) (498)	(***) 12,955
Condor	U.S.	Hotel	2,245,100	(*) 232	(*) (2)	(*) 86
PBEL	India	Real estate	(**) 1	(**) (2)	(**) -	(**) 3,254
Shufersal	Israel	Retail	123,917,650	(**) 242	(**) 220	(**) 1,834
Mehadrin	Israel	Agricultural	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Real estate	N/A	N/A	(**) 328	(**) 3,596
TGLT S.A.	Argentina	Real estate	279,502,813	925	(27)	5,958
Quality	Argentina	Real estate	163,039,244	326	366	3,932
La Rural S.A.	Argentina	Organization of events	714,498	1	175	273

(1)
In March 2020, Metropolitan, a subsidiary of New Lipstick, received the cancellation of its debt with the Royal Bank of Canada, without any consideration. Said cancellation generated a positive result in Metropolitan of US $ 40 (the Group having recorded a result of US $ 20 according to the ownership of this investment). As of March 31, after giving effect to the aforementioned gain, the net liability exposure held by IRSA at the end of the period in said company is 2,538 (disclosed in liabilities and currency translation adjustment reserve).
(2)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.
(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-monthlag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of March 31, 2020 according to BCRA's standards.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 03.31.20	Total as of 06.30.19
Fair value at the beginning of the period / year	2,499	277,443	27,054	10,732	200	317,928	345,125
Adjustments of previous years (IFRS 15)	-	405	-	-	-	405	-
Additions	-	1,156	-	2,338	1	3,495	11,019
Capitalized finance costs	-	-	-	-	-	-	221
Capitalized leasing costs	-	19	-	-	-	19	15
Amortization of capitalized leasing costs (i)	-	(12)	-	-	-	(12)	(12)
Transfers	1,329	(21,247)	(1,704)	(597)	-	(22,219)	1,883
Incorporation by business combination	-	232	-	-	-	232	-
Deconsolidation	-	(137,197)	(7,739)	(4,532)	-	(149,468)	-
Disposals	-	(11,664)	(369)	-	-	(12,033)	(5,502)
Currency translation adjustment	(571)	37,401	1,558	1,144	-	39,532	(2,793)
Net gain / (loss) from fair value adjustment	12	(2,856)	2,166	241	54	(383)	(32,028)
Fair value at the end of the period / year	3,269	143,680	20,966	9,326	255	177,496	317,928

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 25).

The following amounts have been recognized in the Statements of Income:

	03.31.20	03.31.19
Rental and services income	15,743	16,493
Direct operating expenses	(5,696)	(5,721)
Development expenses	(70)	(4,110)
Net unrealized loss from fair value adjustment of investment properties	(383)	(9,601)

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions March 31, 2020, considering the market conditions existing at that date due to the pandemic described in Note 30, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 03.31.20	Total as of 06.30.19
Costs	19,453	1,877	12,600	2,450	86,657	12,228	135,265	126,906
Accumulated depreciation	(1,960)	(549)	(6,928)	(1,613)	(66,162)	(6,706)	(83,918)	(77,489)
Net book amount at the beginning of the period / year	17,493	1,328	5,672	837	20,495	5,522	51,347	49,417

Adjustments of previous years (IFRS 15)	-	-	-	-	-	-	-	8,563
Additions	381	222	325	75	2,885	1,136	5,024	(481)
Disposals	(57)	-	(60)	(5)	(3,032)	(56)	(3,210)	-
Deconsolidation	-	-	(401)	(564)	-	(42)	(1,007)	-
Assets incorporated by business combinations	7,105	-	1,783	375	-	315	9,578	-
Currency translation adjustment	(1,166)	(198)	151	126	1,340	565	818	(1,261)
Transfers	(1,267)	(2)	(260)	(33)	357	(357)	(1,562)	1,538
Depreciation charges (i)	(185)	(199)	(368)	(77)	(3,408)	(1,195)	(5,432)	(6,429)
Balances at the end of the period / year	22,304	1,151	6,842	734	18,637	5,888	55,556	51,347

Costs	23,909	1,739	11,337	2,403	86,459	10,952	136,799	135,265
Accumulated depreciation	(1,605)	(588)	(4,495)	(1,669)	(67,822)	(5,064)	(81,243)	(83,918)
Net book amount at the end of the period / year	22,304	1,151	6,842	734	18,637	5,888	55,556	51,347

(i)
Amortization charge was recognized in the amount of Ps. 4,185 under "Costs", in the amount of Ps. 667 under "General and administrative expenses" and Ps. 97 under "Selling expenses" as of March 31, 2020, in the Statements of Income (Note 25) and Ps. 483 were capitalized as part of the cost of the biological assets

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 03.31.20	Total as of 06.30.19
Beginning of the period / year	1,820	2,997	3,133	7,950	20,959
Adjustment previous periods (IFRS 15)	-	-	-	-	(7,901)
Additions	24	1,299	415	1,738	3,478
Capitalized finance costs	-	93	-	93	16
Currency translation adjustment	109	(8)	165	266	(1,281)
Transfers	171	(140)	(31)	-	50
Impairment	-	-	-	-	(43)
Deconsolidation	-	(147)	-	(147)	-
Disposals	(943)	(2,651)	(52)	(3,646)	(7,328)
End of the period / year	1,181	1,443	3,630	6,254	7,950

Non-current				4,319	7,454
Current				1,935	496
Total				6,254	7,950

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 03.31.20	Total as of 06.30.19
Costs	6,388	6,704	9,131	14,333	7,982	8,534	53,072	50,519
Accumulated amortization	-	(519)	(6,946)	(11,342)	(4,325)	(5,249)	(28,381)	(23,951)
Net book amount at the beginning of the period / year	6,388	6,185	2,185	2,991	3,657	3,285	24,691	26,568
Additions	-	-	-	-	1,192	2,263	3,455	3,545
Disposals	-	-	-	-	(113)	-	(113)	(58)
Deconsolidation	(3,092)	-	-	-	(21)	-	(3,113)	-
Transfers	1	-	-	-	13	-	14	-
Assets incorporated by business combination	60	-	-	36	18	-	114	30
Currency translation adjustment	1,882	433	143	170	245	200	3,073	(789)
Impairment	-	-	-	-	-	-	-	(175)
Amortization charges (i)	-	(82)	(196)	(866)	(1,227)	(976)	(3,347)	(4,430)
Balances at the end of the period / year	5,239	6,536	2,132	2,331	3,764	4,772	24,774	24,691

Costs	5,239	7,177	9,622	20,552	6,732	11,294	60,616	53,072
Accumulated amortization	-	(641)	(7,490)	(18,221)	(2,968)	(6,522)	(35,842)	(28,381)
Net book amount at the end of the period / year	5,239	6,536	2,132	2,331	3,764	4,772	24,774	24,691

(i)
Amortization charge was recognized in the amount of Ps. 190 under "Costs", in the amount of Ps. 1,157 under "General and administrative expenses" and Ps. 2,000 under "Selling expenses" as of March 31, 2020 in the Statements of Income (Note 25).

12.
Right-of-use assets

The Group’s right-of-use assets as of March 31, 2020 and June 30, 2019 are the following:
	03.31.20	06.30.19
Farmland	1,761	-
Offices, shopping malls and other buildings	6,838	-
Communication networks	9,865	-
Machinery and equipment	40	-
Others	1,218	-
Right-of-use assets	19,722	-

Non-current	19,722
Total	19,722

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The depreciation charge of the right-of use-assets is detailed below:

	03.31.20	03.31.19
Farmland	56	-
Offices, shopping malls and other buildings	397	-
Communication networks	2,293	-
Others	646	-
Depreciation charge of right-of-use assets	3,392	-

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 03.31.20	Total as of 06.30.19
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	133	1,671	1,038	2,249	191	32	5,314	3,836
Purchases	-	-	-	164	104	-	268	446
Changes by transformation	(137)	137	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	1,533	1,088	(11)	79	-	2,689	2,171
Decrease due to harvest	-	(4,885)	(2,572)	-	-	-	(7,457)	(9,275)
Sales	-	-	-	(1,027)	(1)	-	(1,028)	(674)
Consumes	-	-	-	(3)	(298)	(5)	(306)	(374)
Costs for the period / year	227	5,519	1,678	741	-	5	8,170	9,243
Addition	-	70	-	-	-	-	70	-
Foreign exchange gain	(167)	(186)	(195)	(50)	-	-	(598)	(59)
Balances at the end of the period / year	56	3,859	1,037	2,063	75	32	7,122	5,314
	-							-
Non-current (Production)	-	-	-	1,519	20	32	1,571	1,713
Current (Consumable)	56	3,859	1,037	544	55	-	5,551	3,601
Net book amount at the end of the period / year	56	3,859	1,037	2,063	75	32	7,122	5,314

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (68) and Ps. 96 for the nine-month periods ended March 31, 2020 and for the fiscal year ended June 30, 2019, respectively; amounts of Ps. 121 and Ps. (90), was attributable to price changes, and amounts of Ps. (53) and Ps. 186, was attributable to physical changes, respectively.

During the nine-month period ended March 31, 2020, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 137. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. (7,468) and Ps. (9,291) for the nine-month period ended March 31, 2020 and the year ended June 30, 2019, respectively.

See information on valuation processes used by the entity in Note 13 to the Annual Financial Statements.

As of March 31, 2020, and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of March 31, 2020 and June 30, 2019 are as follows:

	03.31.20	06.30.19
Crops	973	2,779
Materials and supplies	1,544	1,315
Seeds and fodders	-	285
Beef	232	141
Agricultural inventories	2,749	4,520
Telephones and other communication equipment	1,349	1,556
Fruit	2,375	-
Total inventories	6,473	6,076

11/18.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2020 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	54,730	-	-	-	54,730	13,779	68,509
Investment in financial assets:
- Public companies’ securities	-	519	210	-	729	-	729
- Private companies’ securities	-	-	-	2,514	2,514	-	2,514
- Deposits	972	52	-	-	1,024	-	1,024
- Bonds	-	16,386	2,011	-	18,397	-	18,397
- Mutual funds	-	9,637	-	-	9,637	-	9,637
-Others	-	2,020	612	356	2,988	-	2,988
Derivative financial instruments:
- Crops options contracts	-	-	-	-	-	-	-
- Crops futures contracts	-	163	-	-	163	-	163
- Foreign-currency options contracts	-	45	-	-	45	-	45
- Foreign-currency future contracts	-	10	37	-	47	-	47
- Swaps	-	-	16	-	16	-	16
- Warrants	-	-	-	121	121	-	121
- Others	52	-	17	-	69	-	69
Restricted assets (i)	7,397	-	-	-	7,397	-	7,397
Financial assets held for sale
- Clal	-	4,369	-	-	4,369	-	4,369
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	12,707	-	-	-	12,707	-	12,707
- Short-term investments	44,677	3,005	-	-	47,682	-	47,682
Total assets	120,535	36,206	2,903	2,991	162,635	13,779	176,414

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	27,842	-	-	-	27,842	4,938	32,780
Borrowings (excluding finance lease liabilities) (Note 21)	359,848	-	-	-	359,848	-	359,848
Derivative financial instruments:
- Crops options contracts	-	49	-	-	49	-	49
- Crops futures contracts	-	7	-	-	7	-	7
- Foreign-currency options contracts	-	21	-	-	21	-	21
- Foreign-currency contracts	-	94	52	-	146	-	146
- Swaps	-	-	56	-	56	-	56
- Forwards	-	-	35	-	35	-	35
- Others	17	-	1,162	-	1,179	-	1,179
Total liabilities	387,707	171	1,305	-	389,183	4,938	394,121

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	46,825	-	-	-	46,825	12,847	59,672
Investment in financial assets:
- Equity securities in public companies	-	1,297	187	-	1,484	-	1,484
- Equity securities in private companies	-	-	-	2,477	2,477	-	2,477
- Deposits	5,031	48	-	-	5,079	-	5,079
- Bonds	-	21,287	1,440	917	23,644	-	23,644
- Mutual funds	-	9,764	-	-	9,764	-	9,764
- Others	-	3,236	591	475	4,302	-	4,302
Derivative financial instruments:
- Crops futures contracts	-	12	-	-	12	-	12
- Swaps	-	-	15	-	15	-	15
- Warrants	-	-	-	129	129	-	129
- Crops options contracts	-	43	-	-	43	-	43
- Foreign-currency options contracts	-	41	-	-	41	-	41
- Foreign-currency future contracts	-	3	39	-	42	-	42
- Others	-	-	16	-	16	-	16
Restricted assets (ii)	10,256	-	-	-	10,256	-	10,256
Financial assets held for sale
- Clal	-	21,483	-	-	21,483	-	21,483
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	9,625	-	-	-	9,625	-	9,625
- Short-term investments	71,054	4,070	-	-	75,124	-	75,124
Total assets	142,791	61,284	2,288	3,998	210,361	12,847	223,208

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	25,095	-	-	-	25,095	8,243	33,338
Borrowings (excluding finance lease liabilities) (Note 21)	453,428	-	-	-	453,428	-	453,428
Derivative financial instruments:
- Crops futures contracts	-	98	-	-	98	-	98
- Foreign-currency contracts	-	34	-	-	34	-	34
- Crops options contracts	-	84	-	-	84	-	84
- Swaps	-	-	182	-	182	-	182
- Others	-	-	1,182	65	1,247	-	1,247
Total liabilities	478,523	216	1,364	65	480,168	8,243	488,411

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 21). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2019, except for what is mentioned in Note 34.

As of March 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of March 31, 2020 and June 30, 2019:

	Derivative financial instruments – Others	Investments in financial assets - Private companies	Investments in financial assets - Others	Derivative financial instruments – Warrants	Total as of 03.31.20	Total as of 06.30.19
Balances at beginning of the period / year	(65)	2,477	1,392	129	3,933	4,374
Additions and acquisitions	-	16	-	-	16	163
Transfer to level 1	-	-	-	(4)	(4)	56
Currency translation adjustment	(5)	121	72	(23)	165	(71)
Write off	-	-	(917)	-	(917)	-
Gain / (loss) for the period / year (i)	70	(100)	(191)	19	(202)	(589)
Balances at the end of the period / year	-	2,514	356	121	2,991	3,933

(i) Included within “Financial results, net” in the Statements of Income.

16.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2020 and June 30, 2019 are as follows:

	03.31.20	06.30.19
Trade, leases and services receivable	41,351	40,609
Less: allowance for doubtful accounts	(2,991)	(2,568)
Total trade receivables	38,360	38,041
Prepayments	10,904	8,031
Borrowings, deposits and others	7,743	3,978
Guarantee deposits	2	3
Tax receivables	1,650	1,549
Others	6,859	5,502
Total other receivables	27,158	19,063
Total trade and other receivables	65,518	57,104

Non-current	24,710	20,616
Current	40,808	36,488
Total	65,518	57,104

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.20	06.30.19
Beginning of the period / year	2,568	1,766
Adjustments previous periods (IFRS 9)	-	184
Additions (i)	618	765
Recovery (i)	(114)	(88)
Currency translation adjustment	607	616
Deconsolidation	(19)	-
Receivables written off during the period / year as uncollectable	(510)	(448)
Inflation adjustment	(140)	(227)
Transfers to assets held for sale	(19)	-
End of the period / year	2,991	2,568

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 25).

17.          Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2020 and 2019:

	Note	03.31.20	03.31.19
Profit / (Loss) for the period		(7,421)	(14,523)
Profit from discontinued operations		(17,180)	(3,680)
Adjustments for:
Income tax	22	3,302	(3,204)
Amortization and depreciation	25	11,716	7,945
(Gain) / Loss from disposal of property, plant and equipment		-	(1)
Net (gain) / loss from fair value adjustment of investment properties		383	8,490
Share-based compensation		133	47
Changes in the fair value of investments in financial assets		(517)	-
Gain from business combinations		(1,615)	-
Gain from disposal of intangible assets		-	(13)
Gain from disposal of subsidiary and associates		-	(896)
Gain from disposal of trading properties		-	(572)
Impairment associates		2,344	301
Impairment of goodwill		-	175
Financial results, net		33,348	14,680
Provisions and allowances		636	1,170
Share of loss / (profit) of associates and joint ventures		(1,307)	1,941
Loss from revaluation of receivables arising from the sale of farmland		-	101
(Gain) / Loss from repurchase of Non-convertible Notes		1	(19)
Changes in net realizable value of agricultural products after harvest		(352)	(12)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(3,331)	(1,959)
Unrealized gain from derivative financial instruments		(164)	(135)
Other operating results		28	3
Gain from disposal of farmlands		(323)	(87)

Changes in operating assets and liabilities:
Decrease / (Increase) in inventories		2,121	(537)
Decrease in trading properties		976	781
Decrease / (Increase) in biological assets		1,848	(759)
Increase in restricted assets		(1,038)	(193)
Decrease in trade and other receivables		8,608	1,934
Decrease in trade and other payables		(6,769)	(3,020)
Increase / (Decrease) in salaries and social security liabilities		(473)	(434)
Decrease in provisions		(798)	(305)
Increase in lease liabilities		42	-
Net variation in derivative financial instruments		80	139
Decrease in right of use		(515)	-
Net cash generated by continuing operating activities before income tax paid		23,763	7,358
Net cash generated by discontinued operating activities before income tax paid		2,566	4,523
Net cash generated by operating activities before income tax paid		26,329	11,881

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2020 and 2019:

	03.31.20	03.31.19
Dividends not collected	(54)	(4)
Distribution of dividends at non-controlling interest pending payment	746	2,567
Distribution of dividends in shares	562	-
Increase in investment properties through an increase in borrowings	-	34
Increase in investment properties through a decrease in financial assets	596	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	20	-
Increase in property, plant and equipment through a decrease in investment property	-	19
Increase in property, plant and equipment through an increase in trade and other payables	871	1,385
Increase of properties for sale through an increase in borrowings	94	99
Increase of trading properties for sale through a decrease in investment properties	-	811
Increase in intangible assets through an increase in trade and other payables	522	313
Increase in intangible assets through a decrease in trading properties	-	1
Increase of rights of use through a decrease of property, plant and equipment	1,271	-
Decrease in participation in subsidiaries, associates and joint ventures due to transient conversion differences	(3,401)	(1,149)
Increase in investments in associates and joint ventures through a decrease in borrowings	-	7
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	793	-
Increase in investments in associates and joint ventures from an increase in trade and other payables	(5)	-
Increase in investment in associates and joint ventures through an increase in trade and other receivables	-	1,097
Increase in investment in associates and joint ventures through a decrease in equity	-	147
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	27	-
Increase in trade and other receivables through a decrease in investments in associates and joint ventures	-	411
Increase in trade and other receivables through increased investment in associates and joint ventures	-	7
Decrease in borrowings through a decrease in financial assets	2,329	-

The following table shows the incorporation of balances by business combination / deconsolidation or reclassification to held for sale:

03.31.20
Investment properties	(232)
Property, plant and equipment	(9,578)
Intangible assets	(54)
Investments in associates and joint ventures	(1,783)
Deferred income tax	(43)
Trade and other receivables	(9,468)
Income tax and MPIT credits	(139)
Right of use	(3,814)
Derivative financial instruments	(35)
Biological assets	(70)
Inventories	(2,396)
Restricted assets	(156)
Financial assets held for sale	(344)
Trade and other payables	4,686
Salaries and social security liabilities	232
Borrowings	8,775
Provisions	55
Income tax and MPIT liabilities	26
Deferred income tax liabilities	1,364
Lease liabilities	2,011
Employee benefits	121
Net amount of non-cash assets incorporated / held for sale	(10,842)
Cash and cash equivalents	5,961
Non-controlling interest	7,063
Bargain purchase gain	(357)
Key pending allocation	60
Net cash incorporated	1,885

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2020 and June 30, 2019 were as follows:

	03.31.20	06.30.19
Trade payables	19,798	18,669
Advances from sales, leases and services	1,861	6,080
Construction obligations	572	1,263
Accrued invoices	1,218	1,618
Deferred income	104	-
Admission fees	1,104	-
Deposits in guarantee	165	-
Total trade payables	24,822	27,630
Dividends payable to non-controlling interests	746	540
Taxes payable	1,193	1,286
Construction provisions	-	1,377
Others	6,019	2,505
Total other payables	7,958	5,708
Total trade and other payables	32,780	33,338

Non-current	3,209	2,686
Current	29,571	30,652
Total	32,780	33,338

..P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Equity

Shareholders’ meeting

On October 30, 2019, the annual meeting of shareholders of Cresud was held, which has approved: (i) absorb accumulated losses as of June 30, 2019 with the special reserve and the special reserve RG 609/12 and (ii) approve the distribution of up to 13,000,000 treasury shares ratably according to the shareholders’ shareholding interests.

On the other hand, resolved among other points, approve:
-
a stock capital increase for up to a par value of Ps.180,000,000, through the issuance of up to 180,000,000 common book-entry shares of Ps.1 par value each and entitled to one vote per share, equivalent to 33.49% of the current stock capital,
-
implementation of incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.
-
Delegate to the Board the implementation of the measures mentioned above.

Buyback plan of Cresud shares

On August 21, 2019, the Board of Directors of Cresud approved a new repurchase of the securities issued by the Company and established the terms and conditions for the acquisition of own shares issued by the Company, under the terms of Article 64 of the Law Nº 26,831 and CNV regulations, for up to a maximum amount of Ps. 300 and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions Daily that the shares of the Company have experienced, jointly in the markets that it quotes, during the previous 90 business days, and a maximum of up to US $ 10.00 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the quotation at the buyer's exchange rate of the Banco de la Nación Argentina in force at the time of each purchase. Likewise, the repurchase term was set, up to 120 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

As of the date of issuance of these financial statements, the Company has not repurchased shares through this plan.

20.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Other provisions	Total as of 03.31.20	Total as of 06.30.19
Beginning of period / year	2,306	8,217	324	2,397	13,244	9,762
Additions	348	-	32	-	380	899
Transfers	(6)	-	-	-	(6)	-
Inflation adjustment	(66)	-	-	-	(66)	(100)
Recovery	-	-	-	-	-	(106)
Share of loss in associates and joint ventures	-	(689)	-	-	(689)	3,543
Incorporation by business combination	54	-	-	-	54	-
Currency translation adjustment	129	955	25	(44)	1,065	(418)
Used during the period / year	(591)	-	-	(499)	(1,090)	(336)
End of period / year	2,174	8,483	381	1,854	12,892	13,244

Non-current					10,800	10,893
Current					2,092	2,351
Total					12,892	13,244

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures ".

There were no significant changes to the processes mentioned in Note 20 to the Annual Financial Statements.

 de fecha 09/11/18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Borrowings

The breakdown and fair value of the Group’s borrowings as of March 31, 2020 and June 30, 2019 was as follows:

	Book value		Fair value
	03.31.20	06.30.19	03.31.20	06.30.19
NCN	286,939	375,377	272,690	369,813
Bank loans	66,685	70,358	60,019	68,933
Bank overdrafts	4,811	1,358	4,811	1,358
Other borrowings (i)	1,413	6,335	1,413	8,764
Total borrowings (ii)	359,848	453,428	338,933	448,868

Non-current	273,972	377,144
Current	85,876	76,284
Total	359,848	453,428

(i)
Includes finance leases in the amount of Ps. 347 as of June 30, 2019.
(ii)
Includes Ps. 269,504 and Ps. 373,564 as of March 31, 2020 and June 30, 2019, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Class XXV	Jul-19	USD 59.5	07/03/2021	9.00% n.a	At maturity	biannual
CRESUD	Clase XXVI	Jan-20	US$ 18,2	01/30//2021	Bladar +650pts	At maturity	quarterly
CRESUD	Clase XXVII	Jan-20	US$ 5,7	01/30//2021	7,45% n.a.	At maturity	quarterly
CRESUD	Clase XXVIII	Jan-20	US$ 27,5	04/30//2021	9% n.a.	At maturity	quarterly
IRSA	Class I 2nd tranche	Aug-19	USD 85	11/15/2020	10.00% e.a..	At maturity	quarterly	(1)
IRSA	Class II	Aug-19	CLP 31 (2)	08/06/2020	10.00% e.a..	At maturity	quarterly
IDBD	Serie 15	Nov-19	NIS 237	06/30/2022	4.70% e.a.	2 payments	quarterly

(1)
Corresponds to an expansion of the series.
(2)
Equivalent to USD 45 as of the issuance date.

22.
Taxation

The details of the Group’s income tax, is as follows:

	03.31.20	03.31.19
Current income tax	(823)	(1,477)
Deferred income tax	(2,474)	4,607
Minimum Presumed Income Tax	(5)	74
Income tax from continuing operations	(3,302)	3,204

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2020 and 2019:

	03.31.20	03.31.19
Tax calculated at the tax rates applicable to profits in the respective countries	7,613	5,771
Permanent differences:
Share of (loss) / profit of joint ventures and associates	550	114
Tax rate differential	1,350	796
Taxable profit of non-argentinian holding subsidiaries	-	(412)
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(5,000)	(2,461)
Changes in fair value of financial instruments	(1,598)	(298)
Non-taxable profit, non-deductible expenses and others	(2,334)	(460)
Tax inflation adjustment	(5,191)	-
Fiscal transparency	102	(46)
Inflation adjustment permanent difference	1,206	200
Income tax from continuing operations	(3,302)	3,204

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The gross movement in the deferred income tax account is as follows:

	03.31.20	06.30.19
Beginning of period / year	(53,541)	(54,427)
Deconsolidation	19,109	-
Use of tax loss carryforwards	(65)	-
Currency translation adjustment	(3,379)	1,781
Revaluation surplus	(21)	(956)
Reserve for changes of non-controlling interest	77	334
Charged to the Statement of Income	(2,474)	(273)
End of the period / year	(40,294)	(53,541)

Deferred income tax assets	674	734
Deferred income tax liabilities	(40,968)	(54,275)
Deferred income tax liabilities, net	(40,294)	(53,541)

Tax law modifications in Argentina

Law No. 27,541 of solidarity and production recovery, published on December 23, 2019 introduced certain amendments to different taxes and the creation of the Tax for an Inclusive and Selfless Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

1)
 In the first and second fiscal year beginning after January 1, 2018 (namely, for the Group’s fiscal years beginning on July 1, 2019 and 2020), the gain or loss resulting from tax inflation adjustment will be charged by one sixth in the determination exercise and the remaining five sixths in the following fiscal years;

2)
The tax rate applicable to companies for the third fiscal year beginning after January 1, 2018 was increased from 25% to 30% (namely, for the Group’s fiscal years beginning on July 1, 2019)

23.
Revenues

	03.31.20	03.31.19
Beef	4,796	3,947
Crops	7,647	3,366
Sugarcane	2,487	1,810
Cattle	824	420
Supplies	719	509
Consignment	455	572
Advertising and brokerage fees	488	372
Agricultural rental and other services	344	142
Other	162	121
Income from sales and services from agricultural business	17,922	11,259
Trading properties and developments	4,636	6,294
Communication services	34,482	30,366
Sale of communication equipment	11,661	9,751
Rental and services	15,399	16,351
Hotel operations, tourism services and others	3,362	3,422
Income from sales and services from urban properties and investment business	69,540	66,184
Total revenues	87,462	77,443

24.
Costs

	03.31.20	03.31.19
Other operative costs	19	24
Cost of property operations	19	24
Beef	3,910	3,460
Crops	6,445	3,126
Sugarcane	2,198	1,453
Cattle	1,039	509
Supplies	607	356
Consignment	195	65
Advertising and brokerage fees	310	261
Agricultural rental and other services	442	374
Cost of sales and services from agricultural business	15,146	9,604
Trading properties and developments	3,618	5,144
Communication services	25,154	22,537
Sale of communication equipment	8,650	7,325
Rental and services	5,254	5,366
Hotel operations, tourism services and others	1,169	1,844
Cost of sales and services from sales and services from urban properties and investment business	43,845	42,216
Total costs	59,010	51,844

..P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 03.31.20	Total as of 03.31.19

Cost of sale of goods and services	-	12,555	-	-	12,555	12,667
Supplies and labors	6,268	4,076	1	53	10,398	8,425
Change in agricultural products and biological assets	-	7,996	-	-	7,996	4,350
Salaries, social security costs and other personnel expenses	414	5,453	3,487	4,214	13,568	12,260
Depreciation and amortization	833	7,232	2,159	2,325	12,549	8,290
Fees and payments for services	15	3,649	1,379	87	5,130	6,816
Maintenance, security, cleaning, repairs and others	55	3,474	462	302	4,293	4,196
Advertising and other selling expenses	-	472	-	1,843	2,315	2,093
Taxes, rates and contributions	32	514	85	992	1,623	1,465
Interaction and roaming expenses	-	4,856	-	-	4,856	4,322
Fees to other operators	-	7,054	-	-	7,054	6,136
Director's fees	-	-	538	-	538	664
Leases and service charges	5	103	25	15	148	451
Allowance for doubtful accounts, net	-	83	-	504	587	618
Freights	57	47	-	904	1,008	437
Bank expenses	-	8	67	1	76	130
Conditioning and clearance	-	-	-	138	138	76
Travel, library expenses and stationery	35	42	65	21	163	60
Other expenses	526	1,396	484	293	2,699	3,038
Total as of 03.31.20	8,240	59,010	8,752	11,692	87,694
Total as of 03.31.19	5,976	51,844	8,765	9,909	-	76,494

(i)
Includes Ps. 19 and Ps. 24 of other agricultural operating costs as of March 31, 2020 and 2019, respectively.

26.
Other operating results, net

	03.31.20	03.31.19
Gain from commodity derivative financial instruments	394	451
Gain from disposal of subsidiaries and associates (i)	357	902
Donations	(136)	(162)
Lawsuits and other contingencies	(101)	(56)
Interest earned on operating assets	1,222	311
Others (ii)	890	(613)
Total other operating results, net	2,626	833

(i)
As of March 31, 2019, includes the gain from the sale of the Group´s equity interest in Cyber Secdo.
(ii)
As of March 31, 2020, includes a loss of Ps. 1,258 from the remeasurement of Mehadrin while incorporating it as an associate, after it was reclassified to assets held for sale and before the business combination.

27.
Financial results, net

	03.31.20	03.31.19
Financial income
Interest income	707	869
Dividends income	122	74
Other financial income	72	491
Total financial income	901	1,434
Financial costs
Interest expenses	(18,186)	(16,730)
Other financial costs	(1,016)	(726)
Total financial costs	(19,202)	(17,456)
Capitalized finance costs	93	141
Total finance costs	(19,109)	(17,315)
Other financial results:
Foreign exchange, net	(8,320)	(4,683)
Fair value gains of financial assets and liabilities at fair value through profit or loss (i)	(9,211)	-
Gain from repurchase of Non-convertible notes	2,738	21
(Loss) / Gain from derivative financial instruments (except commodities)	(1,140)	411
Total other financial results	(15,933)	(4,251)
Inflation adjustment	252	(357)
Total financial results, net	(33,889)	(20,489)

(i)
Clal's loss for the periods ended March 31, 2020 and 2019 amounts to Ps. 8,000 and Ps. 1,460 respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2020 and June 30, 2019:

Item	03.31.20	06.30.19
Trade and other receivables	1,804	1,651
Investments in financial assets	243	225
Trade and other payables	(132)	(331)
Borrowings	(79)	(71)
Total	1,836	1,474

Related party	03.31.20	06.30.19	Description of transaction	Rubro
Agro Uranga S.A.	-	12	Sale of goods and / or services receivable	Trade and other receivables
Condor	243	225	Public companies' securities	Investments in financial assets
	-	20	Dividends receivable	Trade and other receivables
Cresca S.A.	(17)	-	Other liabilities	Trade and other payables
New Lipstick LLC	16	14	Reimbursement of expenses receivable	Trade and other receivables
	(70)	(60)	Loans payable	Borrowings
	1,355	1,194	Loans granted	Trade and other receivables
Other associates and joint ventures (i)	82	15	Leases and/or rights of use receivable	Trade and other receivables
	203	-	Dividends receivables	Trade and other receivables
	5	-	Management fees receivable	Trade and other receivables
	-	1	Shared-based compensation receivable	Trade and other receivables
	-	1	Loans granted	Trade and other receivables
	(9)	(11)	Loans payable	Borrowings
	105	11	Reimbursement of expenses receivable	Trade and other receivables
	(11)	(5)	Reimbursement of expenses payable	Trade and other payables
Total associates and joint ventures	1,902	1,417
CAMSA and its subsidiaries	1	41	Reimbursement of expenses receivable	Trade and other payables
Taaman	-	(16)	Leases and/or rights of use receivable	Trade and other payables
Other related parties (ii)	-	(88)	Other liabilities	Trade and other payables
	-	3	Other receivables	Trade and other receivables
	-	33	Leases and/or rights of use receivable	Trade and other receivables
	-	346	Dividends receivable	Trade and other receivables
	4	-	Loans granted	Trade and other receivables
	-	-	Reimbursement of expenses payable	Trade and other payables
	34	1	Reimbursement of expenses receivable	Trade and other receivables
	-	(3)	Legal services payable	Trade and other payables
	(38)	-	Leases and/or rights of use receivable	Trade and other receivables
Total other related parties	1	317
Directors and Senior Management	(67)	(260)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(67)	(260)
Total	1,836	1,474

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., BACS, Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A.and Quality Invest S.A.
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2020 and 2019:

Related party	03.31.20	03.31.19	Description of transaction
Agrofy S.A.	-	1	Management fees / Directory
	2	-	Income from sales and services from agricultural business
	7	-	Financial operations
BACS	41	24	Leases and/or rights of use
Other associates and joint ventures	7	33	Leases and/or rights of use
	(124)	39	Corporate services
	-	1	Comissions
	32	10	Financial operations
Total associates and joint ventures	(35)	108
Other related parties (i)	4	34	Leases and/or rights of use
	(20)	(10)	Fees and remunerations
	-	4	Corporate services
	-	(6)	Legal services
	(18)	7	Financial operations
	-	(12)	Comissions
	-	1	Donations
Total other related parties	(34)	18
IFISA	4	-	Financial operations
Total Parent Company	4	-
Directors	(43)	(30)	Compensation of Directors and senior management
	(328)	(378)	Fees and remunerations
Senior Management	(28)	(31)	Compensation of Directors and senior management
Total Directors and Senior Management	(399)	(439)
Total	(464)	(313)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT S.A. and BHSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2020 and 2019:

Related party	03.31.20	03.31.19	Description of transaction
Agrofy Global	209	-	Irrevocable contributions
Uranga Trading S.A.	-	34	Irrevocable contributions
Quality	39	37	Irrevocable contributions
Ramat Hanassi	2,239	-	Capitalized borrowing
Manibil	83	-	Irrevocable contributions
Others	77	-	Irrevocable contributions
Total contributions	2,647	71
Agro-Uranga S.A.	23	18	Dividends received
Condor	26	92	Dividends received
Emco	16	704	Dividends received
La Rural S.A.	-	411	Dividends received
Manaman	-	101	Dividends received
Mehadrin	-	90	Dividends received
Millenium	1,266	-	Dividends received
Nuevo Puerto Santa Fe S.A.	36	15	Dividends received
Nave by the sea	-	46	Dividends received
Tourism & Recreation Holdings Ltd.	383	-	Dividends received
Total dividends received	1,750	1,477
Inversiones Financieras del Sur S.A.	2,064	-	Buy and change of shares
Total other transactions	2,064	-

Stock loan granted

On October 18, 2019, the Board of Directors of Cresud approved the granting of a loan of 3,235,000 American Depositary Receipts ("ADRs") from IRSA Inversiones y Representaciones Sociedad Anónima, owned by the Company to Inversiones Financieras del Sur S.A., Company controlled by the president of our Company. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with stocks of equivalent value.

29.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 20 - Provisions
Exhibit F - Cost of sales and services provided	Note 30 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 31 - Foreign currency assets and liabilities

30.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii) (iii)	Total as of 03.31.20	Total as of 03.31.19
Inventories at the beginning of the period / year	6,799	9,507	16,306	28,114
Adjustment previous periods (IFRS 15 and 9)	-	-	-	(8,126)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,254	-	1,254	442
Changes in the net realizable value of agricultural products after harvest	351	-	351	(148)
Additions	-	2,394	2,394	-
Capitalized finance costs	-	-	-	99
Currency translation adjustment	(516)	10,065	9,549	(477)
Transfers	-	-	-	(811)
Harvest	5,531	-	5,531	4,090
Acquisitions and classifications	6,406	24,146	30,552	48,376
Consume	(2,093)	-	(2,093)	(2,706)
Disposals due to sales	-	(3,645)	(3,645)	-
Disposals due to work in progress	-	-	-	(1,231)
Deconsolidation	-	(147)	(147)	(411)
Expenses incurred	2,250	19	2,269	1,759
Inventories at the end of the period / year	(4,836)	(9,978)	(14,814)	(17,150)
Cost as of 12.31.19	15,146	32,361	47,507	-
Cost as of 12.31.18	9,604	42,216	-	51,820

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).
(iii)
As of March 31, 2019 includes the cost of selling goods sold from Gav-Yam which was reclassified to discontinued.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.20	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	82	64.27	5,252	4,350
Euros	0	70.77	28	186
Trade and other receivables related parties
US Dollar	4	64.27	285	206
Total Trade and other receivables			5,565	4,742
Investment in financial assets
US Dollar	56	64.27	3,577	5,151
Pounds	1	79.50	44	65
Total Investment in financial assets			3,621	5,216
Derivative financial instruments
US Dollar	0	64.27	13	58
Total Derivative financial instruments			13	58
Cash and cash equivalents
US Dollar	180	64.27	11,588	16,193
Euros	0	70.77	1	98
Brazilian Reais	0	11.50	4	-
Chilean Pesos	-	-	-	1
Total Cash and cash equivalents			11,593	16,292
Total Assets			20,792	26,308

Liabilities
Trade and other payables
US Dollar	79	64.47	5,088	10,697
Euros	0	71.15	4	49
Total Trade and other payables			5,092	10,746
Borrowings
US Dollar	1,193	64.47	76,935	75,405
Borrowings with related parties
US Dollar	1	64.47	70	-
Total Borrowings			77,005	75,405
Derivative financial instruments
US Dollar	3	64.47	175	91
Total Derivative financial instruments			175	91
Total Liabilities			82,272	86,242

(1)
Exchange rates as of March 31, 2020 and June 30, 2019, respectively according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

32.
Groups of assets and liabilities held for sale

As mentioned in Note 4 to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	03.31.20	06.30.19
Property, plant and equipment	31,209	6,006
Intangible assets	832	129
Investments in associates	173	567
Deferred income tax assets	416	275
Investment properties	1,144	114
Income tax credit	52	-
Trade and other receivables	1,560	2,850
Cash and cash equivalents	1,612	971
Total group of assets held for sale	36,998	10,912
Trade and other payables	9,361	4,598
Payroll and social security liabilities	347	-
Employee benefits	17	274
Deferred and current income tax liabilities	1,769	49
Borrowings	8,426	2,801
Total group of liabilities held for sale	19,920	7,722
Total net financial assets held for sale	17,078	3,190

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
Results from discontinued operations

The results from operations of Gav-Yam for the period ended March 31, 2020 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	03.31.20	03.31.19
Revenues	17,772	20,339
Costs	(13,885)	(13,751)
Gross profit	3,887	6,588
Net gain from fair value adjustment of investment properties	-	1,465
General and administrative expenses	(864)	(882)
Selling expenses	(672)	(833)
Other operating results, net (i)	15,893	(165)
Profit from operations	18,244	6,173
Share of profit of joint ventures and associates	143	230
Profit from operations before financing and taxation	18,387	6,403
Financial income	114	243
Finance costs	(1,446)	(2,068)
Other financial results	109	(129)
Financial results, net	(1,223)	(1,954)
Profit before income tax	17,164	4,449
Income tax	16	(769)
Profit for the period from discontinued operations	17,180	3,680

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	5,957	1,361
Non-controlling interest	11,223	2,319

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	12.109	1.738
Diluted	11.623	1.670

(i) Includes the fair value remediation of residual ownership in Gav-Yam.

As of March 31, 2020 and 2019, Ps. 2,125 and Ps. 5,239 of the total revenues from discontinued operations and Ps. 17,460and Ps.3,222 of the total profit from discontinued operations correspond to Gav-Yam.

34.
Other relevant events of the period

Economic context in which the company operates

The Company operates within a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. On March 3, 2020, the first case of COVID-19 was registered in the country, which is why the National Executive Power (NEP) implemented a series of sanitary isolation measures, which affected the local economy. These include: the expansion of the public emergency in health matters, the total closure of international borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transportation, the suspension of artistic and sports shows, closure of shopping malls and hotels and the social, preventive and mandatory isolation until June 7, 2020, inclusive (which could be extended for the duration of the epidemiological situation), by virtue of which all residents (with exceptions) must remain in their habitual residences and refrain from attending their work place. This series of measures forced most of the Argentine companies to suspend their commercial operations during these times, stressing their financial situation in the short and medium term, not only due to the fall in their income, but due to the increased risk that their debtors may not comply with the payments. In this context, the Argentine government announced different measures aimed to relieved the financial crisis of the companies affected by the COVID-19 pandemic. In addition, it is worth mentioning that to the slowness of the Argentine economy adds to a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a sharp drop in exports and less foreign exchange earnings are expected, which further complicates the possibility that the Argentine government will reactivate the economy during the current year.

..P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additionally, the government faces the challenge of successfully renegotiating the external debt with both the IMF and private holders of debentures and avoiding default. As a result, for all the aforementioned, Argentina could find its access to the international capital market complicated in the coming years. For this reason, the renegotiation of the external debt and its result will directly impact the Argentine economy. If renegotiation times are extended too long, the uncertainty in the financial markets will increase and the country-risk indicators will continue to rise. If Argentina achieves a favorable result from the ongoing renegotiation with public holders of debentures and agrees to restructure its debt with the IMF, this could favorably impact the Argentine economy in the medium and long term. On the contrary, the lack of an agreement with external debt holders could lead to a default on the Argentine sovereign debt and, consequently, this situation could lead to limitations on the capacity of companies to access new financing.

At a local level, the following was observed:

●
In January 2020, an indicator called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of 1.8% compared to the same month of 2019, and from -0.1% compared to the previous month.

●
The study on market expectations prepared by the Argentine Central Bank in March 2020, called the Market Expectations Survey (“REM”), estimates an inflation of 40.0% for 2020. REM analysts forecast a change in real GDP for 2020 of (4.3%), that is, a drop of 3.1 percentage points compared to the forecast of the previous month. In turn, they foresee that in 2021 the economic activity will vary 3.0%, that is to say, 1.3 percentage points higher than the one predicted a month ago. Although a further contraction of GDP is expected in the first quarters of 2020, there is an expectation of growth for the third quarter of 2020, motivated by the fact that the effect of the pandemic is perceived as transitory and that a recovery in economic activity will begin soon.

●
Year-to-year inflation as of December 31, 2019 reached 53.8%. According to the first four months of the year 2020, rates of 2.3%, 2.0%, 3.3% and 1.5% were registered in January, February, March and April, respectively.

●
Throughout the period from July 2019 to March 2020, the Argentinian peso depreciated 51.8% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which impacts the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Company's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

●
The outflow of flows to emerging markets and the worldwide impact of the Coronavirus, also affected Argentina, causing a deterioration in its country-risk indicator that reached 3,020 basis points as of May 12, 2020, according to J.P. Morgan EMBI + Index, deteriorating the ability to obtain new external financing.

COVID-19 PANDEMIC

The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Company's business. Although the COVID-19 pandemic has had a national impact on the activity carried out by the Company, it is still too early to assess its full extent.

On March 12, 2020, the National Executive Power (NEP) ordered a health emergency to handle the crisis caused by COVID-19, and later, on March 19, issued a decree ordering social, preventive and mandatory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended since then until June 28, 2020. The measures adopted in Argentina include the deceleration or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and economic uncertainty is increasing, evidenced by an increase in asset price volatility.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are established below:

Agricultural business

-
Cresud's agricultural business and that of its subsidiaries in Brazil, Paraguay and Bolivia continued to operate relatively normally; given that agricultural activity has been considered an essential activity in the countries where the Company operates. In any case, the effect of Covid-19 could cause changes in demand on a global scale and affect the prices of commodities in the international and local market in the short term.

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PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operations Center Argentina

-
As a consequence of the social, preventive and compulsory isolation, the shopping centers malls across the country were closed, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks, while some gastronomic and clothing stores are working by delivery and sale system by via WhatsApp. In the interior of within the country, in during May, some provinces proceeded to relax reduce isolation and open their commercial and recreational activities, such as Salta, where the Alto Noa shopping center mall is operating with a strict protocol that It includes reduced hours, social distancing and a rigorous control of security and hygiene.

-
Given the closure of the shopping centers malls, our subsidiary IRSA Propiedades Comerciales S.A. (hereinafter IRSA CP) has decided to postpone the maturities of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected.

-
Regarding the offices, although most tenants are working in home office mode, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

-
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV DirecTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

-
In order to minimize the risk of spreading the virus and protect public health, Libertador hotel in the City of Buenos Aires and Llao Llao hotel in Río Negro province are temporarily closed, and we do not know with certainty when they may be reopened and when they will be able to operate normally again; meanwhile, Intercontinental hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

Operations Center Israel

-
Although COVID-19 has had a negative impact on the market valuations of IDB, DIC and operating subsidiaries given the sharp drop in prices, the mandatory isolation lasted approximately 10 days with subsequent relaxation of activities under strict safety and hygiene protocols. Regarding operating businesses, there have been mixed impacts:

o
in the case of supermarkets (Shufersal) and agriculture (Mehadrin) they have had a short-term positive impact as they are essential activities.

o
in telecommunications (Cellcom), especially regarding international roaming service, a decrease in consumption has been experienced due to the significant reduction in international tourism. Cellcom has taken measures to reduce these negative effects, cutting costs and investments during the coronavirus crisis period, including downsizing.

o
at PBC, real estate activities and income are affected by the economy and restrictions in circulation, and therefore PBC’s cash flow is expected to be somewhat vulnerable, although it cannot be estimated to what extent at this time. PBC has carried out a valuation of its investment properties on those in which there were signs of impairment and because of this it has recorded a loss of Ps. 2,861 in the value of its properties.

Financial instruments measured at fair value through profit and loss: The current situation generated a great volatility in the markets, which generated a decrease of Ps. 9,778 in the valuation of financial instruments measured at fair value. See note 13 for a description of the Company’s financial assets.

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PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Regarding the Group financial debt maturities for the next twelve months:

a)
CRESUD has the maturity of Class XXIV Notes with a nominal value of USD 73.6, maturing on November 14, 2020 and bank debt for an amount equivalent to USD 35.6.

b)
IRSA has the maturity of Class II Notes with a nominal face value of USD 71.4, maturing on July 20, 2020; Class II Notes with a nominal value of CLP 31,502.6 million (equivalent to approximately USD 4137.2) maturing on August 6, 2020; Class II Notes with a nominal value of USD 181.5, maturing on November 15, 2020 and bank debt for an amount equivalent to USD 7155.2.

c)
Our subsidiary IRSA CP has the maturity of Class IV Notes with a nominal face value of USD 140 in September 2020 and USD 27.3 with banks.

d)
Our subsidiaries IDB-DIC have short-term financial debt with a nominal face value of USD 223 (which include notes and loans with banks and financial institutions), it should be mentioned that these commitments have no effect on IRSA, given that said indebtedness does not have recourse against IRSA, nor has IRSA guaranteed it with its assets, as described in Note 1 to these Financial Statements.

As a subsequent event, in May 2020, IRSA has issued Notes in the local market for an approximate amount of USD 67 to refinance short-term debt. With the proceeds from this issuance, it would cover the maturity of Class II Notes for a nominal value of USD 71.4, maturing on July 20, 2020.

Among the alternatives that are being considered to refinance August 2020 and November 2020 Notes maturities, are the capital increase approved by the Annual Shareholders’ Meeting on October 30, 2019 for an approximate amount of between USD 70 and USD 100, and the access to the local and international capital market, either through new debt issuance or liability management operations, for amounts that would be between USD 40 and USD 100, in addition to the operation already carried out in May. Likewise, IRSA has a broad and extensive relationship with banks in the local financial system that could complement and diversify the Company’s sources of financing in addition to the capital market. In this regard, it should be noted that IRSA’s bank debt maturing in April and May 2020 for a total amount of USD 29.4 has been renewed under normal market conditions. Additionally, as part of our strategy, the company could sell part of its assets portfolio (offices and / or land reserves) that would generate additional funds.

Finally, IRSA has an approved credit line with IRSA CP for up to USD 180 for 3 years, of which as of March 31, 2020, IRSA used approximately USD 54.7, leaving the balance available. It is worth mentioning that IRSA CP is currently working on different financing alternatives with local banks (Syndicated Loans and / or Bilateral Loans) for amounts estimated in pesos for the equivalent of between USD 50 and USD 100 in order to meet its obligations in the short term, and could eventually have access to debt transactions in the local capital market, either through the issuance of new debt or through liability management operations, for estimated amounts of between USD 40 and USD 100.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, the Company estimates that it will be able to continue meeting its financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve the human life and the its business.

35.
Subsequent events

Acquisition of Piauí farm

As a subsequent event, on May 13, 2020 BrasilAgro informed to the market the purchase of 4,500 hectares (of which 2,900 can be developed for crop production) of a farm in Grande do Ribeiro, Piauí. The amount of the acquisition was set at Ps. 284, with an initial payment of Ps. 125. The balance will be cancelled in three annual installments.

Sale of Alto Taquari

On June 1st, 2020, BrasilAgro informed the sale of 105 hectares of Alto Taquarí farm for an amount of Ps. 125. The buyer made an initial payment of Ps. 19. The remaining balance will be cancelled in 5 annual installments. The result of the sale is approximately Ps. 110.

..P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Issuance of Cresud Class XXIX Notes

On June 3, 2020, the sixteenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500 million, being the liquidation date on June 9, 2020. The main characteristics of the issuance are detailed bellow:

-
Series XXIX: denominated in USD and payable in ARS at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 83.0 million, maturing 18 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value.

Court decision to postpone the sale of 3.2% of the shares of Clal Insurance Enterprises

On May 4, 2020, the Tel Aviv District Court Yafo ordered the postponement of the sale of 3.2% of Clal's shares in accordance with the scheme established by the Israel Capital, Insurance and Savings Market Authority, to September 3, 2020 (instead of May 3, 2020 according to the scheme).

Sale of interest in Gav-Yam

On May 2020, PBC agreed to sell approximately 4.96% of the issued capital of Gav-Yam to a non-related third party for an amount of approximately NIS 191. As a result, interest in Gav-Yam decreased from 34.9% to 29.9%. After this sale, the discussion on the loss of control of Gav-Yam from PBC which was argued by the Ministry of Justice is finished has ended.

Issuance of IRSA Class III, IV and V NCN

On May 19, 2020 a public tender of Class III, IV and V NCN was made under the Program of up to US$500 approved by the Shareholders Meeting, which was issued and settled on May 21, 2020.Below is the description of the main characteristics of such notes:

-
Class III NCN: nominated and payable in ARS for Ps. 354 at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two instalments (30% payable 6 months from the Issue and Settlement Date, and 70% on maturity date). Price of issuance was 100.0% of the nominal value.

-
Class IV NCN: for a face value of US$ 51.3 (equivalent to 3,547) payable in argentine pesos at the applicable exchange rate at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021.

-
Class V NCN: for a face value of US$ 9.2, equivalent to Ps. 640, which matures 24 months after the issuance date, with an fixed annual rate of interest of 9%. Interest payments will be made on a quarterly basis and capital repayment will be made in one instalment at maturity.

1/18

  Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of March 31, 2020 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2020, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

  Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis paragraph

Without qualifying our conclusion, we draw attention to the information in Note 34 to the accompanying unaudited condensed interim consolidated financial statements, in which Management has described the impact of the current economic context and of COVID-19 (Coronavirus) on the financial situation of the Group, as well as the possible alternatives that it is evaluating to face the maturities of its financial liabilities at the maturity date; and the information included in Note 1 to the accompanying unaudited condensed interim consolidated financial statements regarding the financial situation of the subsidiary IDBD from the Operations Center in Israel.

 Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

  Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at March 31, 2020, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 14,473,791, which was not claimable at that date.

Autonomous City of Buenos Aires, June 8, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2020 and for the period of nine months ending on that date, presented in comparative form.

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PRIC

E WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2020 and June 30, 2019
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.20	06.30.19
ASSETS
Non-current assets
Investment properties	7	114	102
Property, plant and equipment	8	5,788	5,684
Intangible assets	9	195	198
Right of use assets	10	462	-
Biological assets	11	1,284	1,364
Investments in subsidiaries, associates and joint ventures	6	29,279	38,879
Income tax and minimum presumed income tax credit		38	53
Trade and other receivables	14	824	754
Total Non-current assets		37,984	47,034
Current assets
Biological assets	11	2,769	1,805
Inventories	12	1,169	2,480
Trade and other receivables	14	3,235	2,100
Investment in financial assets	13	2	58
Derivative financial instruments	13	65	-
Cash and cash equivalents	13	1,027	138
Total Current assets		8,267	6,581
TOTAL ASSETS		46,251	53,615
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		8,485	22,502
TOTAL SHAREHOLDERS' EQUITY		8,485	22,502
LIABILITIES
Non-current liabilities
Borrowings	18	14,464	13,158
Deferred tax liabilities	19	3,766	3,042
Provisions	17	9	12
Lease Liabilities		85	-
Total Non-current liabilities		18,324	16,212
Current liabilities
Trade and other payables	16	1,915	1,208
Payroll and social security liabilities		156	290
Borrowings	18	17,129	13,369
Derivative financial instruments	13	3	30
Provisions	17	3	4
Lease Liabilities		236	-
Total Current liabilities		19,442	14,901
TOTAL LIABILITIES		37,766	31,113
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		46,251	53,615

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Saúl Zang Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for nine and three month periods ended March 31, 2020 and 2019
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months			Three months
	Note	03.31.20		03.31.19	03.31.20		03.31.19
Revenues	20	6,105		2,681	1,323		608
Costs	21	(4,665)		(2,411)	(904)		(544)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		563		464	740		623
Changes in the net realizable value of agricultural products after harvest		446		33	(55)		(64)
Gross profit		2,449		767	1,104		623
Net gain from fair value adjustment of investment properties		12		6	-		3
General and administrative expenses	22	(353)		(366)	(97)		(116)
Selling expenses	22	(1,033)		(417)	(227)		(73)
Other operating results, net	23	(96)		(123)	218		(137)
Loss from operations		979		(133)	998		300
Share of loss of subsidiaries, associates and joint ventures	6	(4,982)		(7,638)	(5,446)		(2,691)
Loss before financing and taxation		(4,003)		(7,771)	(4,448)		(2,391)
Finance income	24	13		3	5		(234)
Finance costs	24	(2,426)		(1,364)	(905)		584
Other financial results	24	(3,452)		(1,927)	236		(1,732)
Inflation Adjustment	24	(11)		412	29		(61)
Financial results, net	24	(5,876)		(2,876)	(635)		(1,443)
Loss before income tax		(9,879)		(10,647)	(5,083)		(3,834)
Income tax	19	(724)		340	(376)		265
Loss for the period		(10,603)		(10,307)	(5,459)		(3,569)

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		(2,130)		1,149	1,033		873
Participation in other comprehensive results of subsidiaries and associates		(90)		549	301		(4)
Other comprehensive income for the period		(2,220)		1,698	1,334		869
(Loss) / Income and Other Comprehensive (Loss) / Income for the period		(12,823)		(8,609)	(4,125)		(2,700)

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(20.178)		(21.094)	(9.717)		(7.305)
Diluted		(20.178)	(i)	(21.094)	(9.717)	(i)	(7.305)	(i)

(i)     Since the result of the period showed loss, there is no dilutive effect of said result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Saúl Zang Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2019	486	16	9,261	10,052	87	353	5,595	34,049	(37,397)	22,502
Adjustments previous periods (NIIF 16) (Note 2.2)	-	-	-	-	-	-	-	-	(773)	(773)
Adjusted balance as of June 30, 2019	486	16	9,261	10,052	87	353	5,595	34,049	(38,170)	21,729
Loss for the period	-	-	-	-	-	-	-	-	(10,603)	(10,603)
Other comprehensive income for the period	-	-	-	-	-	-	-	(2,220)	-	(2,220)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(2,220)	(10,603)	(12,823)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 30, 2019:
- Absorption of losses	-	-	-	-	-	-	(4,184)	(33,212)	37,396	-
- Treasury shares distribution	13	(13)	-	-	-	-	-	1,435	(1,435)	-
Reserve for share-based payments	-	-	-	-	(1)	-	-	(3)	-	(4)
Equity incentive plan granted	-	-	-	-	-	-	-	-	-	-
Others changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	13	13
Changes in non-controlling interest	-	-	-	-	-	-	-	(430)	-	(430)
Balance as of March 31, 2020	499	3	9,261	10,052	86	353	1,411	(381)	(12,799)	8,485

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2020 and June 30, 2019, respectively.
(ii)  Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at March 31, 2020 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2019	(1,579)	(3,183)	4,338	703	456	33,212	8	94	34,049
Other comprehensive income for the period	-	-	(2,130)	(90)	-	-	-	-	(2,220)
Total comprehensive income for the period	-	-	(2,130)	(90)	-	-	-	-	(2,220)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 30, 2019:
- Absorption of losses	-	-	-	-	-	(33,212)	-	-	(33,212)
- Treasury shares distribution	1,435	-	-	-	-	-	-	-	1,435
Reserve for share-based payments	2	-	-	-	(1)	-	(4)	-	(3)
Changes in non-controlling interest	-	(430)	-	-	-	-	-	-	(430)
Balance as of March 31, 2020	(142)	(3,613)	2,208	613	455	-	4	94	(381)

)
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2018	482	20	9,261	10,052	87	353	5,597	5,433	19,241	50,526
Adjustments previous periods (NIIF 9 y 15)	-	-	-	-	-	-	-	-	(199)	(199)
Adjusted balance as of June 30, 2018	482	20	9,261	10,052	87	353	5,597	5,433	19,042	50,327
Loss for the period	-	-	-	-	-	-	-	-	(10,307)	(10,307)
Other comprehensive loss for the period	-	-	-	-	-	-	-	1,698	-	1,698
Total comprehensive (loss) income for the period	-	-	-	-	-	-	-	1,698	(10,307)	(8,609)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	-	-	30,872	(30,872)	-
- Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(31)	31	-
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9
Changes in non-controlling interest	-	-	-	-	-	-	-	(574)	-	(574)
Changes in interest in subsidiaries	(9)	9	-	-	-	-	-	(747)	-	(747)
Balance as of March 31, 2019	494	8	9,261	10,052	87	353	5,597	36,660	(22,106)	40,406
The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)    Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2019 and June 30, 2018, respectively.
(ii)  Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at March 31, 2019 are comprised as:
	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2018	(1,819)	(2,366)	5,221	117	443	3,747	9	81	5,433
Adjustments previous periods (NIIF 9 y 15)	-	-	-	-	-	-	-	-	-
Adjusted balance as of June 30, 2018	(1,819)	(2,366)	5,221	117	443	3,747	9	81	5,433
Other comprehensive loss for the period	-	-	1,149	549	-	-	-	-	1,698
Total comprehensive loss for the period	-	-	1,149	549	-	-	-	-	1,698
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	30,872	-	-	30,872
- Treasury shares distribution	1,406	-	-	-	-	(1,406)	-	-	-
Reversal by sale of investment properties	-	-	-	(31)	-	-	-	-	(31)
Reserve for share-based payments	-	-	-	-	-	-	9	-	9
Changes in non-controlling interest	-	(574)	-	-	-	-	-	-	(574)
Changes in interest in subsidiaries	(747)	-	-	-	-	-	-	-	(747)
Balance as of March 31, 2019	(1,160)	(2,940)	6,370	635	443	33,213	18	81	36,660

Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2020 and 2019
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.20	03.31.19
Operating activities:
Cash generated from / (used in) operations	15	1,992	(5,961)
Net cash generated from / (used in) operating activities		1,992	(5,961)
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(180)	(98)
Decrease / (increase) of interest in subsidiaries, associates and joint ventures		883	-
Acquisition of property, plant and equipment	8	(213)	(175)
Proceeds from sale of property, plant and equipment		8	3
Acquisition of Intangible assets	9	(5)	(1)
Acquisition of investment in financial instruments		(774)	(7,497)
Proceeds from disposals of investment in financial assets		832	7,515
Loans granted to subsidiaries, associates and joint ventures		(1,199)	-
Advance payments		(24)	(44)
Dividends received		218	334
Net cash (used in) / generated from investing activities		(454)	37
Financing activities:
Repurchase of non-convertible notes		(544)	(80)
Borrowings and issue ON		6,252	5,114
Payment of borrowings and ON		(721)	(2,651)
Obtaining of short-term loans, net		(4,484)	4,705
Payments from derivative financial instruments		(29)	(85)
Purchase of treasury stock		-	(747)
Payment of financed purchases		-	(1)
Interest paid		(1,185)	(703)
Net cash (used in) / generated from financing activities		(711)	5,552
Net increase / (decrease) in cash and cash equivalents		827	(372)
Cash and cash equivalents at beginning of the period		138	405
Result from exposure to inflation on cash and cash equivalents		4	7
Currency translation adjustment on cash and cash equivalents		58	7
Cash and cash equivalents at the end of the period		1,027	47

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on June 8, 2020.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has use the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2019.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
- The resulting amount was included in the “Capital adjustment” account.
- The conversion difference was restated in real terms (as applicable).
- Other comprehensive income / (loss) was restated as from each accounting allocation.
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2019, except as mentioned below:

As described in Note 2.2 to the annual financial statements, the Company has adapted IFRS 16: Leases and Modification to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as beginning of the period. Comparative figures were not restated.

The main changes were as follow:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The impact of the implementation of this standard as of July 1, 2019 is an increase in non-current assets due to the recognition of the right to use assets and lease liabilities for Ps. 279 and a decrease in investment in subsidiaries, associates and joint ventures of Ps. 4 , due to the impact of the application of said standard on our subsidiary IRSA Inversiones y Representaciones S.A.

Modification to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opt for an accounting policy where the currency translation adjustments arising from these loans will be recorded as part of other comprehensive income.

2.3.
Comparative information

The balances as of June 30, 2019 and March 31, 2019, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2019, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.
4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the nine-month period ended March 31, 2020 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2019. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2019, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

As stated in Note 1 to these consolidated condensed interim financial statements, the Company indirectly participates through Tyrus in IDBD and DIC. These companies have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Although the commitments and other restrictions resulting from the indebtedness of IDBD and DIC do not have recursive effects against our subsidiary IRSA, nor has IRSA guaranteed it with its assets, except for commitments of capital contributions described in said note; IRSA's financial risk related to this investment (IDBD and DIC) is limited to the aforementioned capital contribution commitments and the equity risk as of March 31, 2020, as a result of the pledges granted on the shares of DIC, is limited to the amount of the investment in said subsidiaries which amounts to Ps. 2,369 as of March 31, 2020.

Set out below are the changes in Company’s investment in subsidiaries and associates for the nine-month period ended March 31, 2020 and for the fiscal year ended June 30, 2019:

	03.31.20	06.30.19
Beginning of the period / year	38,879	63,501
Dividends in shares received from subsidiaries	302	1,561
Changes in non-controlling interest (i)	-	(818)
Capital contribution	180	102
Sale of interest in subsidiaries	(1,142)	-
Increase of interest in subsidiaries, associates and joint ventures	5	-
Low in subsidiaries	-	(1,782)
Share of profit of subsidiaries and associates	(4,982)	(21,307)
Foreign exchange gains	(2,130)	(880)
Others changes in subsidiaries’ and associates´ equity	35	21
Adjustments previous periods (IFRS 16 y IAS 28)	(773)	(193)
Other comprehensive loss	(90)	-
Share of changes in subsidiaries’ and associates´ equity	(430)	612
Reserve for share-based payments	(3)	12
Dividends distributed	(572)	(1,950)
End of the period / year	29,279	38,879

(i)
 Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the nine-month period ended March 31, 2020 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2019 in Note 8 to the Annual Consolidated Financial Statements.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)						Last financial statement issued
Name of the entity	03.31.20	06.30.19	03.31.20	06.30.19	03.31.20	03.31.19	Market value as of 03.31.20	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	33.55%	43.29%	5,740	7,357	(420)	1,612	17.35	Brazil	Agricultural	19,910,800	2,497	1,157	13,793
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	100.00%	100.00%	1,550	1,366	180	108	Not publicly traded	Uruguay	Investment	269,729,872	270	16	1,550
Futuros y Opciones.Com S.A.	50.10%	50.10%	393	346	182	172	Not publicly traded	Argentina	Brokerage	817,683	2	366	784
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	1	-	-	Not publicly traded	Argentina	Brokerage	11,264	1	(10)	55
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	2.20%	2.20%	7	5	2	3	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	23	95	319
Helmir S.A.	100.00%	100.00%	1,987	1,553	238	36	Not publicly traded	Uruguay	Investment	-	229	207	1,987
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.70%	317	350	(33)	(104)	Not publicly traded	Argentina	Agroindustrial	496,050,301	498	(33)	318
IRSA Inversiones y Representaciones Sociedad Anónima	61.95%	61.97%	18,200	27,090	(7,363)	(7,814)	50.80	Argentina	Real Estate	356,913,421	576	(8,482)	29,750
IRSA Propiedades Comerciales S.A.	2.62%	1.47%	675	439	(50)	6	287.50	Argentina	Real Estate	3,304,975	126	(1,763)	49,610
Total Subsidiaries			28,870	38,507	(7,264)	(5,981)

Associates
Agrouranga S.A.	35.72%	35.72%	334	307	52	48	Not publicly traded	Argentina	Agricultural	2,595,247	7	147	355
Uranga Trading S.A.	35.72%	35.72%	75	65	10	(7)	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	27	209
Total Associates			409	372	62	41
Total Investments in subsidiaries, associates and join ventures			29,279	38,879	(7,202)	(5,940)

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2020 and for the fiscal year ended June 30, 2019 were as follows:

	03.31.20	06.30.19
Beginning of the period / year	102	107
Changes in fair value	12	(5)
End of the period / year	114	102

During the period ended March 31, 2020 and for the year ended June 30, 2019, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.7 to the consolidated financial statements, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2020 and for the fiscal year ended June 30, 2019 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 03.31.20	Total as of 06.30.19

Costs	6,285	339	6,624	6,285
Accumulated depreciation	(752)	(188)	(940)	(821)
Net book amount at the beginning of the period / year	5,533	151	5,684	5,464
Additions	188	25	213	361
Disposals	(6)	(2)	(8)	(7)
Reclassifications	-	(6)	(6)	-
Depreciation charge (i)	(66)	(29)	(95)	(134)
Balances at the end of the period / year	5,649	139	5,788	5,684

Costs	6,468	355	6,823	6,624
Accumulated depreciation	(819)	(216)	(1,035)	(940)
Net book amount at the end of the period / year	5,649	139	5,788	5,684

(i)  For the fiscal years ended March 31, 2020 and June 30, 2019, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 9 and Ps. 18 in "Costs"; Ps. 6 and Ps. 23 in “General and administrative expenses” and Ps. 1 and Ps. 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 79 and Ps. 106 were capitalized as part of the biological assets costs.
(ii) Includes farms, buildings and facilities of farmlands properties.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
         Intangible assets

Changes in Company’s intangible assets for the nine-month period ended as of March 31, 2020 and for the fiscal year ended as of June 30, 2019 were as follows:

	Computer software	Concession rights	Total as of 03.31.20	Total as of 06.30.19
Costs	14	313	327	324
Accumulated amortization	(9)	(120)	(129)	(115)
Net book amount at the beginning of the period / year	5	193	198	209
Additions	5	-	5	3
Amortization charges (i)	(3)	(5)	(8)	(14)
Balances at the end of the period / year	7	188	195	198
Costs	19	313	332	327
Accumulated amortization	(12)	(125)	(137)	(129)
Net book amount at the end of the period / year	7	188	195	198

(ii)
 Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the nine-month period ended as of March 31, 2020 and for the fiscal year ended as of June 30, 2019 is as follows:

	03.31.20	06.30.19
Non Current
Owner occupied farmland	459	-
Machines and equipment	3	-
Total Right-of-use assets	462	-

The amortization charge of the right-of-use assets is detailed below:

	03.31.20	03.31.19
Owner occupied farmland	56	-
Machines and equipment	3	-
Total amortization of Right-of-use assets	59	-

11.
Biological assets

Changes in the Company’s biological assets for the nine-month period ended as of March 31, 2020 and for the fiscal year ended as of June 30, 2019 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 03.31.20	Total as of 06.30.19
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	90	1,327	1,691	29	32	3,169	2,176
Purchases	-	-	6	1	-	7	8
Changes by transformation	(90)	90	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	565	(9)	(4)	-	552	951
Decrease due to harvest	-	(2,159)	-	-	-	(2,159)	(3,571)
Sales	-	-	(697)	(1)	-	(698)	(397)
Consumes	-	-	(3)	-	(5)	(8)	(9)
Costs for the period	15	2,599	571	-	5	3,190	4,011
Balances at the end of the period / year	15	2,422	1,559	25	32	4,053	3,169

Non-current (production)	-	-	1,232	20	32	1,284	1,364
Current (consumable)	15	2,422	327	5	-	2,769	1,805
Net book amount at the end of the period / year	15	2,422	1,559	25	32	4,053	3,169

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the nine-month period ended March 31, 2020 and the year ended June 30, 2019 there have been transfers for Ps.90 between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 13 to the Consolidated Financial Statements as of June 30, 2019.

As of March 31, 2020, and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of March 31, 2020 and June 30, 2019 are as follows:

	03.31.20	06.30.19
Current
Crops	205	1,609
Materials and supplies	4	4
Seeds and fodders	960	867
Total inventories	1,169	2,480

As of March 31, 2020 and June 30, 2019 the cost of inventories recognized as expense amounted to Ps. 3,800 and Ps. 3,101, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 15 to the Annual Consolidated Financial Statements as of June 30, 2019.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2020 and June 30, 2019 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
March 31, 2020		Level 1	Level 2

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	3,348	-	-	3,348	719	4,067
Investment in financial assets
- Mutual funds	-	2	-	2	-	2
Derivative financial instruments
- Crops future contracts	-	30	-	30	-	30
- Foreign-currency futures contracts	-	4	31	35	-	35
Cash and cash equivalents
- Cash on hand and at bank	475	-	-	475	-	475
- Short-term investments	-	552	-	552	-	552
Total assets	3,823	588	31	4,442	719	5,161

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	1,761	-	1,761	154	1,915
Borrowings (Note 18)	31,593	-	31,593	-	31,593
Derivative financial instruments
- Crops options contracts	-	3	3	-	3
Total liabilities	33,354	3	33,357	154	33,511

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	2,163	-	2,163	701	2,864
Investment in financial assets
- Mutual funds	-	58	58	-	58
Cash and cash equivalents
- Cash on hand and at bank	47	-	47	-	47
- Short-term investments	-	91	91	-	91
Total assets	2,210	149	2,359	701	3,060

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	1,079	-	1,079	129	1,208
Borrowings (excluding finance lease liabilities) (Note 18)	26,520	-	26,520	-	26,520
Finance lease obligations (Note 18)	7	-	7	-	7
Derivative financial instruments
- Foreign-currency futures contracts	-	5	5	-	5
- Crops future contracts	-	25	25	-	25
Total liabilities	27,606	30	27,636	129	27,765

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of March 31, 2020 and June 30, 2019 are as follows:
	03.31.20	06.30.19
Receivables from sale of properties (i)	986	872
Receivables from sale of agricultural products and services	626	437
Debtors under legal proceedings	8	9
Less: allowance for doubtful accounts	(8)	(10)
Total trade receivables	1,612	1,308
Prepayments	349	450
Tax credits	335	235
Loans	17	27
Advance payments	35	16
Expenses to recover	9	8
Others	22	60
Total other receivables	767	796
Related parties (Note 24)	1,680	750
Total trade and other receivables	4,059	2,854
Non-current	824	754
Current	3,235	2,100
Total trade and other receivables	4,059	2,854

(i) Net of implicit interests

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2019.

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.20	06.30.19
Beginning of the period / year	10	19
Recovered	-	(3)
Inflation Adjustment	(2)	(6)
End of the period / year	8	10

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the nine-month periods ended as of March 31, 2020 and 2019:

	03.31.20	03.31.19
Loss for the period	(10,603)	(10,307)
Adjustments for:
Income tax	724	(340)
Depreciation and amortization	26	36
Impairment of interest in subsidiaries	-	540
Unrealized gain from derivative financial instruments of commodities	(96)	(245)
Unrealized loss from derivative financial instruments (except commodities)	-	53
Changes in fair value of financial assets at fair value through profit or loss	(24)	9
Accrued interest, net	5,693	(1,560)
Unrealized initial recognition and changes in the fair value of biological assets	(1,505)	(1,062)
Changes in net realizable value of agricultural products after harvest	(446)	(33)
Provisions	27	(67)
Loss / (Gain) from repurchase of Non-convertible Notes	1	(1)
Loss from disposal of associates, subsidiaries and joint ventures	255	-
Share of profit in subsidiaries, associates and joint ventures	4,982	7,638
Changes in fair value of investment properties	(12)	(6)

Changes in operating assets and liabilities:
Decrease / (Increase) in biological assets	755	(517)
Decrease in inventories	1,756	652
Decrease / (Increase) in trade and other receivables	88	(42)
Increase in right of use assets	(515)
Increase in lease Liabilities	303	-
Increase / (Decrease) in derivative financial instruments	45	(6)
Decrease in provisions	(4)	(7)
Increase / (Decrease) in trade and other payables	677	(595)
Decrease in payroll and social security liabilities	(135)	(101)
Net cash generated from / (used in) operating activities before income tax paid	1,992	(5,961)

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended as of March 31, 2020 and 2019:
	03.31.20	03.31.19
Non-cash activities
Dividends not collected	(54)	(4)
(Decrease) / increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(2,133)	(1,149)
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	2	(9)
Increase / (decrease) of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	(5)	9
Decrease of interest in subsidiaries, associates and joint ventures by a decrease in trade and other payables	-	1,243

16.
Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2020 and June 30, 2019 are as follows:

	03.31.20	06.30.19
Trade payables	732	374
Provisions	729	632
Sales, rent and services payments received in advance	138	103
Total trade payables	1,599	1,109
Taxes payable	17	26
Others	6	2
Total other payables	23	28
Related parties (Note 25)	293	71
Total trade and other payables	1,915	1,208
Current	1,915	1,208
Total trade and other payables	1,915	1,208

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 03.31.20	Total as of 06.30.19
Beginning of period / year	16	16	24
Additions	1	1	1
Inflation Adjustment	(5)	(5)	(9)
End of period / year	12	12	16

Non-current		9	12
Current		3	4
Total		12	16

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.          Borrowings

The detail of the Company’s borrowings as of March 31, 2020 and June 30, 2019 is as follows:

	Book value		Fair Value
	03.31.20	06.30.19	03.31.20	06.30.19
Non-convertible notes	17,668	10,914	13,483	10,181
Bank loans and others	9,367	12,362	9,186	12,366
Related parties (Note 25)	2,621	2,410	2,232	2,428
Finance leases obligations	-	7	-	7
Bank overdrafts	1,937	834	1,937	834
Total borrowings	31,593	26,527	26,838	25,816
Non-current	14,464	13,158
Current	17,129	13,369
Total borrowings	31,593	26,527

19.          Taxation

The detail of the provision for the Company’s income tax is as follows:

	03.31.20	03.31.19
Deferred income tax	(724)	264
Minimum presumed income tax	-	76
Income tax	(724)	340

The gross movements on the deferred income tax account were as follows:

	03.31.20	06.30.19
Beginning of the period / year	(3,042)	1,356
Charged to the Statement of Comprehensive Income	(724)	(4,398)
End of the period / year	(3,766)	(3,042)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	03.31.20	03.31.19
Tax calculated at the tax applicable tax rate in effect (i)	2,964	3,194
Permanent differences:		-
Share of profit of subsidiaries, associates and joint ventures	(1,614)	(2,291)
Income tax rate change (*)	(189)	(424)
Provision for unrecoverability of tax loss carry-forwards	(1,862)	(792)
Tax Transparency	1	(46)
Low of interest in subsidiaries	-	(262)
Loss from disposal of subsidiaries	(209)	-
Non-taxable results, non-deductible expenses and others	(7)	16
Inflation adjustment for tax purposes	(1,651)	-
Inflation Adjustment	1,843	869
Minimum presumed income tax charged to the Statement of Comprehensive Income	-	76
Income tax	(724)	340

(*)  Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i)
  The Income Tax rate in effect in Argentina as of March 31, 2020 and 2019 was 30%. See Note 22 to the Annual Consolidated Financial Statements.

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Revenues

	03.31.20	03.31.19
Crops	4,990	2,111
Cattle	876	405
Supplies	2	18
Leases and agricultural services	237	147
Total revenues	6,105	2,681

21.
Costs

	03.31.20	03.31.19
Crops	3,789	1,913
Cattle	710	323
Supplies	-	12
Leases and agricultural services	146	139
Other costs	20	24
Total costs	4,665	2,411

22.
Expenses by nature

	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 03.31.20	Total as of 03.31.19
Supplies and labors	119	2,665	-	-	2,784	2,501
Leases and expenses	-	4	18	2	24	24
Amortization and depreciation	12	135	14	1	162	101
Doubtful accounts (charge and recovery)	-	-	-	-	-	(1)
Cost of sale of agricultural products and biological assets	4,499	-	-	-	4,499	2,248
Advertising, publicity and other selling expenses	-	-	-	2	2	3
Maintenance and repairs	7	44	26	1	78	77
Payroll and social security liabilities	19	207	185	24	435	464
Fees and payments for services	2	15	29	27	73	55
Freights	3	56	-	734	793	276
Bank commissions and expenses	-	-	24	-	24	16
Travel expenses and stationery	2	31	13	1	47	56
Conditioning and clearance	-	-	-	146	146	76
Director’s fees	-	-	43	-	43	25
Taxes, rates and contributions	2	28	1	95	126	111
Others	-	-	-	-	-	4
Total expenses by nature as of 03.31.20	4,665	3,185	353	1,033	9,236	-
Total expenses by nature as of 03.31.19	2,411	2,842	366	417		6,036

(i)    Include Ps. 20 and Ps. 24 of other agricultural operating costs as of March 31, 2020 and 2019, respectively.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Other operating results, net

	03.31.20	03.31.19
Administration fees	2	3
Gain from commodity derivative financial instruments	86	344
Interests from operating assets	63	70
Contingencies	-	(1)
Disposal of interest in subsidiaries	(255)	(540)
Others	8	1
Total other operating results, net	(96)	(123)

24.
    Financial results, net

	03.31.20	03.31.19
Financial income:
Interest income	13	3
Total financial income	13	3

Financial costs:
Interest expenses	(2,254)	(1,238)
Other financial costs	(172)	(126)
Total financial costs	(2,426)	(1,364)

Other financial results:
Exchange rate difference, net	(3,776)	(1,719)
Fair value gains of financial assets at fair value through profit or loss	163	7
Loss from derivative financial instruments (except commodities)	162	(216)
Gain from repurchase of NCN	(1)	1
Total other financial results	(3,452)	(1,927)
Inflation Adjustment	(11)	412
Total financial results, net	(5,876)	(2,876)

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 31 to the Consolidated Financial Statements as of June 30, 2019.

The following is a summary of the balances with related parties as of March 31, 2020 and June 30, 2019:

Items	03.31.20	06.30.19
Trade and other payables	(293)	(71)
Borrowings	(2,621)	(2,410)
Trade and other receivables	1,680	750
Total	(1,234)	(1,731)

Related party	03.31.20	06.30.19	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	43	35	Corporate services receivable	Trade and other receivables
	(5)	(11)	Reimbursement of expenses payable	Trade and other payables
	2	15	Leases	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
	-	1	Administration fees	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(3)	(1)	Leases	Trade and other payables
	-	288	Dividends receivables	Trade and other receivables
	10	7	Reimbursement of expenses receivable	Trade and other receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	80	30	Sale of goods and/or services	Trade and other receivables
	-	1	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(606)	(519)	Borrowings	Borrowings
	1,199	-	Loans granted	Trade and other receivables
Ombú Agropecuaria S.A.	2	4	Reimbursement of expenses receivable	Trade and other receivables
	(5)	-	Leases	Trade and other payables
	(1)	(6)	Reimbursement of expenses payable	Trade and other payables
Agropecuaria Acres del Sud S.A.	3	4	Administration fees	Trade and other receivables
Yatay Agropecuaria S.A.	3	3	Administration fees	Trade and other receivables
	(370)	(319)	Borrowings	Borrowings
Yuchán Agropecuaria S.A.	2	3	Administration fees	Trade and other receivables
Futuros y Opciones.Com S.A.	232	187	Brokerage operations receivable	Trade and other receivables
	(249)	-	Services received	Trade and other payables
	-	1	Administration fees	Trade and other receivables
	(22)	(18)	Reimbursement of expenses payable	Trade and other payables
Total Subsidiaries	316	(294)
Agro-Uranga S.A.	-	1	Dividends receivables	Trade and other receivables
	-	9	Reimbursement of expenses receivable	Trade and other receivables
Total Associates	-	10

IRSA Propiedades Comerciales S.A.	93	37	Reimbursement of expenses receivable	Trade and other receivables
	3	4	Share based payments	Trade and other receivables
	1	-	Leases	Trade and other receivables
	(1,612)	(1,541)	Non-convertible notes	Borrowings
	(1)	-	Reimbursement of expenses payable	Trade and other payables
	-	117	Reimbursement of expenses receivable	Trade and other receivables
Panamerican Mall S.A.	(33)	(31)	Non-convertible notes	Borrowings
FyO Acopio S.A.	-	(1)	Purchase of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(1,549)	(1,415)

CAMSA and its subsidiaries	1	2	Reimbursement of expenses receivable	Trade and other receivables
Consultores Assets Management	1	-	Services	Trade and other receivables
Estudio Zang, Bergel & Viñes	(1)	(1)	Legal services	Trade and other payables
Other Related parties	1	1

Inversiones Financieras del Sur S.A. (1)	4	-	Loans granted	Trade and other receivables
Total Parent Company	4	-

Directors and Senior Management	(6)	(33)	Director's fees	Trade and other payables
Total Directors and Senior Management	(6)	(33)
Total	(1,234)	(1,731)

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the nine-month period ended as of March 31, 2020 and 2019:

Related party	03.31.20	03.31.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(5)	(12)	Leases and/or rights of use
	(179)	101	Corporate services
Futuros y Opciones.Com S.A.	(10)	(9)	Purchase of goods and/or services
	1	1	Management fees
	(2)	-	Financial operations
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	440	254	Sale of goods and/or services
Amauta Agro S.A. (formerly FyO Trading S.A.)	(76)	(87)	Purchase of goods and/or services
Helmir S.A.	2	(245)	Financial operations
	(22)	-	Financial operations
Total subsidiaries	149	3

Panamerican Mall S.A.	(2)	(4)	Financial operations
Yatay Agropecuaria S.A.	(12)	(12)	Financial operations
IRSA Propiedades Comerciales S.A.	(8)	(4)	Leases and/or rights of use
	576	289	Corporate services
	(97)	(136)	Financial operations
FyO Acopio S.A.	-	197	Sale of goods and/or services
	(8)	4	Management fees
	(47)	(56)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	402	278

Estudio Zang, Bergel & Viñes	(4)	(4)	Legal services
Hamonet S.A.	(1)	-	Leases and/or rights of use
San Bernardo de Córdoba S.A.	-	(1)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(2)	-	Leases and/or rights of use
Other Related parties	(7)	(5)

Inversiones Financieras del Sur S.A.	4	-	Financial operations
Total Parent Company	4	-

Directores	(43)	(30)	Compensation of Directors
Senior Management	-	(18)	Compensation of Senior Management
Total Directors and Senior Management	(43)	(48)
Total	505	228

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2020 and 2019:

Related party	03.31.20	03.31.19	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A.	3	3	Additional paid-in capital
Helmir S.A.	177	-	Additional paid-in capital
Sociedad Anónima Carnes Pampeanas S.A.	-	61	Additional paid-in capital
	-	9	Capitalization of credits
Uranga Trading S.A.	-	34	Additional paid-in capital
Total subsidiary contributions	180	107
IRSA Inversiones y Representaciones Sociedad Anónima	347	1,561	Dividends received
IRSA Propiedades Comerciales S.A.	11	-	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	55	65	Dividends received
Agro-Uranga S.A.	24	20	Dividends received
Futuros y Opciones.Com S.A.	135	33	Dividends received
Total dividends received	572	1,679

Stock loan granted

On October 18, 2019, the Board of Directors of Cresud approved the granting of a loan of 3,235,000 American Depositary Receipts ("ADRs") from IRSA Inversiones y Representaciones Sociedad Anónima, owned by the Company to Inversiones Financieras del Sur S.A., Company controlled by the president of our Company. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with stocks of equivalent value.

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13
As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 03.31.20	Total as of 03.31.19
Beginning of the period / year	1,720	2,480	-	4,200	3,738
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(13)	-	-	(13)	(113)
Changes in the net realizable value of agricultural products after harvest	-	446	-	446	33
Increase due to harvest	-	2,172	-	2,172	1,323
Acquisitions and classifications	7	1,790	-	1,797	1,609
Consume	(3)	(1,919)	-	(1,922)	(1,639)
Expenses incurred	571	-	147	718	605
Inventories	(1,584)	(1,169)	-	(2,753)	(3,169)
Cost as of 03.31.20	698	3,800	147	4,645	-
Cost as of 03.31.19	308	1,939	140	-	2,387

(1)
Corresponds to breeding cattle movements and other cattle.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2020 and June 30, 2019 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.20	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	18	64.269	1,179	1,005
Receivables with related parties:
US Dollar	19	64.469	1,214	5
Brazilian Reais	-	-	-	286
Total trade and other receivables			2,393	1,296

Cash and cash equivalents
US Dollar	7	64.269	481	134
Brazilian Reais	-	11.500	3	1
Total Cash and cash equivalents			484	135

Liabilities
Trade and other payables
US Dollar	10	64.469	637	184
Payables with related parties:
US Dollar	1	64.469	83	-
Brazilian Reais	-	13.500	3	1
Bolivian Pesos	2	0.168	8	4
Total trade and other payables			731	189

Derivative financial instruments
US Dollar	-	64.469	3	24
Total derivative instruments			3	24

Lease Liabilities
US Dollar	-	64.469	3	-
Total Lease Liabilities			3	-

Borrowings
US Dollar	403	64.469	26,006	25,765
Total Borrowings			26,006	25,765

(1) Exchange rate as of March 31, 2020 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 11,175. The Company has issued during the current fiscal year and after March 31, 2020 NCN for a total of US$ 174 million. Also, within the framework of what was approved by the Shareholders' Meeting held on October 30, 2019, the Company is analyzing different financing alternatives to reduce its negative working capital, either through the issuance of debt, equity and / or from the sale of selected assets.

31.
Economic context in which society operates

See economic context in which society operates in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 35 to the Unaudited Condensed Interim Consolidated Financial Statements.

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.        Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.     Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.        Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		03.31.20	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	Total
Accounts receivables	Trade and other receivables	-	305	-	2,928	-	2	-	368	272	184	4,059
	Income tax and minimum presumed income tax and deferred income tax	-	-	38	-	-	-	-	-	-	-	38
	Total	-	305	38	2,928	-	2	-	368	272	184	4,097
Liabilities	Trade and other payables	-	89	-	1,826	-	-	-	-	-	-	1,915
	Borrowings	-	-	-	6,366	2,476	5,538	2,749	7,030	7,434	-	31,593
	Lease liabilities	-	-	-	107	52	51	26	85	-	-	321
	Payroll and social security liabilities	-	-	-	34	107	-	15	-	-	-	156
	Provisions	-	-	-	-	-	-	3	9	-	-	12
	Deferred income tax liabilities	-	-	3,766	-	-	-	-	-	-	-	3,766
	Total	-	89	3,766	8,333	2,635	5,589	2,793	7,124	7,434	-	37,763

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	1,593	1,642	3,235	74	750	824	1,666	2,393	4,059
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	38	-	38	38	-	38
	Total	1,593	1,642	3,235	112	750	862	1,704	2,393	4,097
Liabilities	Trade and other payables	1,184	731	1,915	-	-	-	1,184	731	1,915
	Borrowings	5,586	11,543	17,129	-	14,464	14,464	5,587	26,006	31,593
	Lease liabilities	233	3	236	84	1	85	318	3	321
	Payroll and social security liabilities	156	-	156	-	-	-	156	-	156
	Provisions	3	-	3	9	-	9	12	-	12
	Deferred income tax liabilities	-	-	-	3,766	-	3,766	3,766	-	3,766
	Total	7,162	12,277	19,439	3,859	14,465	18,324	11,023	26,740	37,763

4.b.         Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2020, there are no receivable and liabilities subject to adjustment clause.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current
Items		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest	Total
		Fixed	Floating		Subtotal	Fixed	Floating		Subtotal	Fixed	Floating
Accounts receivables	Trade and other receivables	1,453	4	1,778	3,235	750	-	74	824	2,204	4	1,851	4,059
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	38	38	-	-	38	38
	Total	1,453	4	1,778	3,235	750	-	112	862	2,204	4	1,889	4,097
Liabilities	Trade and other payables	-	-	1,915	1,915	-	-	-	-	-	-	1,915	1,915
	Borrowings	15,738	575	816	17,129	13,516	948	-	14,464	29,254	1,523	816	31,593
	Lease liabilities	236	-	-	236	85	-	-	85	321	-	-	321
	Payroll and social security liabilities	-	-	156	156	-	-	-	-	-	-	156	156
	Provisions	-	-	3	3	-	-	9	9	-	-	12	12
	Deferred income tax liabilities	-	-	-	-	-	-	3,766	3,766	-	-	3,766	3,766
	Total	15,974	575	2,890	19,439	13,601	948	3,775	18,324	29,575	1,523	6,665	37,763

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550. See Note 6.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 25.

6.
Loans to directors.

See Note 25.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2019 and 2018.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2019 and 2018.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	2,603	5,834
Vehicles	Third parties, theft, fire and civil liability	129	50

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.         Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

   Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

    None.

18.         Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

30

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2020, and the unaudited condensed interim separate statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2020, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

  Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statements of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim separate financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis paragraph

Without qualifying our conclusion, we draw attention to the information in Note 31 to the accompanying unaudited condensed interim separate financial statements, in which Management has described the impact of the current economic context and of COVID-19 (Coronavirus) on the financial situation of the Group, as well as the possible alternatives that it is evaluating to face the maturities of its financial liabilities at the maturity date; and the information included in Note 6 to the accompanying unaudited condensed interim separate financial statements regarding the financial situation of the subsidiary IDBD from the Operations Center in Israel.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2020, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 14,473,791, which was not claimable at that date.

Autonomous City of Buenos Aires, June 8, 2020.

              PRICE WATERHOUSE & CO. S.R.L.

                                                                  (Partner)
                       C.P.C.E.C.A.B.A. Tº 1 Fº 17
                         Dr. Mariano C. Tomatis
                        Public Accountant (UBA)
                    C.P.C.E.C.A.B.A. Tº 241 Fº 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

COVID-19 PANDEMIC

The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Company's business. Although the COVID-19 pandemic has had a national impact on the activity carried out by the Company, it is still too early to assess its full extent.

On March 12, 2020, the National Executive Power (NEP) decreed a health emergency to handle the crisis caused by COVID-19, and later, on March 19, issued a decree ordering social, preventive and mandatory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended since then until June 28, 2020. The measures adopted in Argentina include the deceleration or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and economic uncertainty is increasing, evidenced by an increase in asset price volatility.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of the financial statements are established below:

●
Cresud’s agribusiness and that of its subsidiaries in Brazil, Paraguay and Bolivia, continued to operate relatively normally; given that agricultural activity has been considered essential in the countries where the Company operates. In any case, the effect of COVID-19 could cause changes in demand on a global scale and affect commodity prices in the international and local market in the short term.

●
As a consequence of the social, preventive and compulsory isolation, the shopping centers across the country were closed, exclusively remaining operational those stores dedicated to items considered essential such as pharmacies, supermarkets and banks, while some gastronomic and clothing stores are working by delivery and sale system by WhatsApp. In the interior of the country, In May, some provinces proceeded to relax isolation and open their commercial and recreational activities, such as Salta, where the Alto Noa shopping center is operating with a strict protocol that It includes reduced hours, social distancing and a rigorous control of security and hygiene.

●
Given the closure of the shopping centers, IRSA Propiedades Comerciales S.A. (hereinafter “IRSA CP”) has decided to postpone the maturity of the variable rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected.

●
Regarding the offices, although most tenants are working in home office mode, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DirecTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
In order to minimize the risk of spreading the virus and protect public health, Libertador hotel in the City of Buenos Aires and Llao Llao hotel in Río Negro province are temporarily closed, and we do not know with certainty when they may be reopened and when they will be able to operate normally again; meanwhile, Intercontinental hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

●
In Israel Business Center, although COVID-19 has negatively impacted market valuations of IDB, DIC and operating subsidiaries given the sharp drop in prices, the mandatory isolation lasted approximately 10 days with subsequent relaxation of activities under strict safety and hygiene protocols. Regarding operating businesses, there have been mixed impacts:

o
in the case of supermarkets (Shufersal) and agriculture (Mehadrin) they have had a short-term positive impact as they are essential activities.

o
in telecommunications (Cellcom), especially regarding international roaming service, a decrease in consumption has been experienced due to the significant reduction in international tourism. Cellcom has taken measures to reduce these negative effects, cutting costs and investments during the coronavirus crisis period, including downsizing.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

o
at PBC, real estate activities and income are affected by the economy and restrictions in circulation, and therefore PBC’s cash flow is expected to be somewhat vulnerable, although it cannot be estimated to what extent at this time. PBC has carried out a valuation of its investment properties on those in which there were signs of impairment and as a consequence of this it has registered a decrease of ARS 2,861 million in the value of its properties.

●
Financial instruments measured at fair value with a counterpart in results: The current situation generated a great volatility in the markets, which generated a decrease of ARS 9,778 million in the valuation of financial instruments measured at fair value.

●
Regarding the Group financial debt maturities for the next twelve months:

o
CRESUD has the maturity of Class XXIV with a nominal value of USD 73.6 million, maturing on November 14, 2020 and bank debt of USD 168.4 million. As of March 31, it had a liquidity position of approximately USD 35.6 million.

o
Our subsidiary IRSA has the maturity of Class II Notes with a nominal value of USD 71.4 million, maturing on July 20, 2020; Class II Notes with a nominal value of CLP 31,502.6 million (equivalent to approximately USD 37.2 million) maturing on August 6, 2020; Class II Notes with a nominal value of USD 181.5 million, maturing on November 15, 2020 and bank debt for an amount equivalent to USD 55.2 million.

o
Our subsidiary IRSA CP has the maturity of Class IV Notes with a nominal value of USD 140 million in September 2020 and USD 27.3 million with banks.

o
Our subsidiaries IDB-DIC have short-term financial debt with a nominal value of USD 223 million (which include notes and loans with banks and financial institutions), it should be mentioned that these commitments have no effect on IRSA, given that said indebtedness does not have recourse against IRSA, nor has IRSA guaranteed it with its assets.

The Annual Shareholders’ Meeting held on October 30, 2019 approved a capital increase for an approximate amount of between ARS 70 and ARS 100 million. Additionally, as part of our strategy, the Company has open lines of bank loans and overdrafts in pesos with the main banks with which it operates, that allow it to refinance its short-term bank debt under normal market conditions.

As a subsequent event, on June 3, 2020, the Company has issued Notes in the local market for an approximate amount of USD 83 million in order to refinance short-term debt.

Likewise, the Company could sell part of its farms portfolio, as well as other non-strategic assets for the businesses plan that could generate additional farms.

As a subsequent event, in May 2020, our subsidiary IRSA has issued Notes in the local market for an approximate amount of USD 67 million in order to refinance short-term debt. With the proceeds from this issuance, it could cover the maturity of the Class II Notes for a nominal value of USD 71.4 million, maturing on July 20, 2020.

Among the alternatives that are being considered to refinance IRSA maturities in August 2020 and November 2020, are the capital increase approved by the Annual Shareholders’ Meeting on October 30, 2019 for an approximate amount of between USD 70 and USD 100 million, and the access to the local and international capital market, either through new debt issuance or liability management operations, for amounts that would be between USD 40 and USD 100 million, in addition to the operation already carried out in May. Likewise, IRSA has a broad and extensive relationship with banks in the local financial system that could complement and diversify the Company’s sources of financing in addition to the capital market. In this regard, it should be noted that IRSA’s bank debt maturing in April and May 2020 for a total amount of USD 29.4 million has been renewed under normal market conditions. Additionally, as part of our strategy, the company could sell part of its assets portfolio (offices and / or land reserves) that would generate additional funds. Finally, IRSA has and approved credit line with IRSA CP for up to USD 180 million for 3 years, of which as of March 31, 2020, IRSA used approximately USD 54.7 million, leaving the balance available. It is worth mentioning that IRSA CP is currently working on different financing alternatives with local banks (Syndicated Loans and / or Bilateral Loans) for amounts estimated in pesos for the equivalent of between 50 and 100 million dollars in order to meet its obligations in the short term, and could eventually have access to debt transactions in the local capital market, either through the issuance of new debt or through liability management operations, for estimated amounts of between 40 and 100 million dollars.

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, it is estimated that the company will be able to continue meeting its financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve the human life and the Company's business.

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Consolidated Results

(In ARS million)	9M 20	9M 19	YoY Var
Revenues	87,462	77,443	12.9%
Costs	-59,010	-51,844	13.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,701	1,656	63.1%
Changes in the net realizable value of agricultural produce after harvest	352	12	2.833.3%
Gross profit	31,505	27,267	15.5%
Net gain from fair value adjustment on investment properties	-383	-8,490	-95.5%
Gain from disposal of farmlands	323	87	271.3%
General and administrative expenses	-8,752	-8,765	-0.1%
Selling expenses	-11,692	-9,909	18.0%
Impairment of associates	-2,344	-	-
Other operating results, net	2,626	833	215.2%
Result from operations	11,283	1,023	1.002.9%
Depreciation and Amortization	12,549	8,290	51.4%
EBITDA (unaudited)	23,832	9,313	155.9%
Adjusted EBITDA (unaudited)	26,559	18,831	41.0%
Loss from joint ventures and associates	1,307	-1,941	-
Result from operations before financing and taxation	12,590	-918	-
Financial results, net	-33,889	-20,489	65.4%
Result before income tax	-21,299	-21,407	-0.5%
Income tax expense	-3,302	3,204	-203.1%
Result for the period from continued operations	-24,601	-18,203	35.1%
Result from discontinued operations after income tax	17,180	3,680	366.8%
Result for the period	-7,421	-14,523	-48.9%

Attributable to
Equity holder of the parent	-10,185	-10,076	1.1%
Non-controlling interest	2,764	-4,447	-

Consolidated revenues increased by 12.9% in the nine- of fiscal year 2020 compared to the same period of 2019, while adjusted EBITDA reached ARS 26,559 million, 41% higher than in the same period of fiscal year 2019, of which ARS 5,372 million come from the agricultural business due to higher productive results of grains and sugarcane activity offset by lower results from farmland sales and ARS 21,187 million come from the urban properties and investments business (IRSA), ARS 5,362 million from Argentina Business Center and ARS 15,825 million from Israel Business Center..

Net result for nine-month period of fiscal year 2020 recorded a loss of ARS 7,421 million compared to a loss of ARS 14,523 million in the same period of fiscal year 2019. This lower loss explained by better results in agribusiness and mixed effects in our subsidiary IRSA, such as the positive result from the deconsolidation of Gav-Yam, offset by lower results of the market valuation of Clal in the Israel operations center and net financial losses in Argentina. Net result attributable to the controlling shareholder registered a loss of ARS 10,185 million compared to a loss of ARS 10,076 million in the same period of 2019.

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Description of Operations by Segment

	9M 2020
		Urban Properties and Investments				Variation
	Agribusiness	Argentina	Israel	Subtotal	Total	9M 20 vs. 9M 19
Revenues	18,504	9,762	57,387	67,149	85,653	13.8%
Costs	-15,544	-2,158	-39,144	-41,302	-56,846	15.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,523	-	-	-	2,523	77.8%
Changes in the net realizable value of agricultural produce after harvest	352	-	-	-	352	2,833.3%
Gross profit	5,835	7,604	18,243	25,847	31,682	15.5%
Net gain from fair value adjustment on investment properties	12	2,445	-2,585	-140	-128	-247.1%
Gain from disposal of farmlands	323	-	-	-	323	-
General and administrative expenses	-1,020	-1,624	-6,156	-7,780	-8,800	0.0%
Selling expenses	-1,862	-850	-9,010	-9,860	-11,722	18.2%
Impairment of associates	-	-	-2,344	-2,344	-2,344	-
Other operating results, net	1,141	-33	1,475	1,442	2,583	299.8%
Result from operations	4,429	7,542	-377	7,165	11,594	1,004.2%
Share of profit of associates	173	265	722	987	1,160	-
Segment result	4,602	7,807	345	8,152	12,754	-

	9M 2019
		Urban Properties and Investments
	Agribusiness	Argentina	Israel	Subtotal	Total
Revenues	11,667	11,175	52,420	63,595	75,262
Costs	-9,787	-2,215	-37,257	-39,472	-49,259
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,419	-	-	-	1,419
Changes in the net realizable value of agricultural produce after harvest	12	-	-	-	12
Gross profit	3,311	8,960	15,163	24,123	27,434
Net gain from fair value adjustment on investment properties	-33	-8,751	386	-8,365	-8,398
Gain from disposal of farmlands	87	-	-	-	87
General and administrative expenses	-982	-1,938	-5,882	-7,820	-8,802
Selling expenses	-1,120	-772	-8,025	-8,797	-9,917
Other operating results, net	442	-604	808	204	646
Result from operations	1,705	-3,105	2,450	-655	1,050
Share of profit of associates	11	-1,294	-560	-1,854	-1,843
Segment result	1,716	-4,399	1,890	-2,509	-793

Agricultural Business

Period Summary

The 2020 Campaign is progressing with good weather conditions in the region. In Argentina, the good conditions in the south compensated for the drought observed in the north, which impacted “Los Pozos” farm also affecting our operations in Paraguay. Bolivia and Brazil are working with good prospects for the end of the season, so a good level of production, average yields and controlled costs are expected in the consolidated region. In terms of crop prices, the COVID-19 pandemic, which originated in China and subsequently spread to many countries, has generated volatility in the markets and downward pressure on commodities due to lower Chinese demand, adversely impacting both the global economy as in the Argentine and regional economy.

Regarding farmland sales, our subsidiary Brasilagro has made partial sales during the first 9 months of 2020 of its Jatobá and Alto Taquarí establishments. After closing, it has completed a new sale of 105 hectares of Alto Tacuarí for the sum of BRL 11 million, while it has acquired a field of 2,900 hectares of agricultural production potential in Piauí for BRL 25 million.

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Our Portfolio

Our portfolio under management, as of March 31, 2020, was composed of 759,417 hectares, of which 301,416 are in operation and 458,005 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is mainly focused on the development of lands.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands		Land Reserves			Total
	Agricultural	Cattle	Under Development Phase 1	Under Development Phase 2	Reserved
Argentina	65,388	147,657	6,456	2,898	314,191	536,589
Brazil	45,842	18,700	723	4,589	83,513	153,368
Bolivia	8,858	-	-	-	1,017	9,875
Paraguay	11,907	3,064	2,798	-	41,816	59,585
Total	131,994	169,422	9,977	7,487	440,537	759,417
(*)   Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**)  Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	58,337	12,635	450	71,422
Brazil	51,579	-	2,352	53,930
Bolivia	1,052	-	-	1,052
Total	110,967	12,635	2,802	126,403
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first quarter of fiscal year 2020 Brasilagro completed the sale of a fraction of 1,134 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil for an amount of BRL 22.7 million (BRL / ha 20,018). The farm was valued in books at BRL 1.7 million and the internal rate of return in dollars reached 7.0%.

During the second quarter, it sold a small fraction of 85 hectares of its “Alto Taquarí” farm, located in the State of Mato Grosso, for BRL 5.5 million. The farm was valued in the books at BRL 1.2 million and the internal rate of return in dollars was 13.0%.

As a subsequent event, on June 1, 2020, it sold an additional fraction of 105 hectares of “Alto Taquari” farm for BRL 11.0 million. The farm was valued in books at BRL 1.7 million and IRR in dollars was 14.4%.

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

in ARS million	9M 20	9M 19	YoY Var
Revenues	-	-	-
Costs	-19	-24	-20.8%
Gross loss	-19	-24	-20.8%
Net gain from fair value adjustment on investment properties	12	-33	-
Gain from disposal of farmlands	323	87	271.3%
General and administrative expenses	-2	-1	100.0%
Selling expenses	-	-1	-100.0%
Other operating results, net	883	-31	-
Profit from operations	1,197	-3	-
Segment profit	1,197	-3	-
EBITDA	1,200	10	11.900.0%
Adjusted EBITDA	1,188	1,505	-21.0%

Area under Development (hectares)	Projected for 2019/2020
Argentina	2,898
Brasil	4,442
Paraguay	2,798
Total	10,138

During this campaign, we expect to transform 10,137 in the region: 2,898 hectares in Argentina, 4,442 hectares in Brazil and 2,798 hectares in Paraguay.

II)
Agricultural Production

The result of the Farming segment increased by ARS 1,335 million, from ARS 1,625 million gain during the nine-month period of fiscal year 2019 to ARS 2,960 million gain during the same period of 2020.

in ARS million	9M 20	9M 19	YoY Var
Revenues	11,718	6,177	89.7%
Costs	-9,855	-5,248	87.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,500	1,423	75.7%
Changes in the net realizable value of agricultural produce after harvest	352	12	2,833.3%
Gross profit	4,715	2,364	99.5%
General and administrative expenses	-655	-598	9.5%
Selling expenses	-1,272	-627	102.9%
Other operating results, net	110	443	-75.2%
Profit from operations	2,898	1,582	83.2%
Profit from associates	62	43	44.2%
Segment profit	2,960	1,625	82.2%
EBITDA	3,765	1,959	92.2%
Adjusted EBITDA	3,765	1,959	92.2%

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

II.a) Crops and Sugarcane

Crops

in ARS million	9M 20	9M 19	YoY Var
Revenues	7,647	3,551	115.3%
Costs	-6,445	-3,126	106.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,415	1,071	32.1%
Changes in the net realizable value of agricultural produce after harvest	352	12	2,833.3%
Gross profit	2,969	1,508	96.9%
General and administrative expenses	-381	-303	25.7%
Selling expenses	-1,105	-489	126.0%
Other operating results, net	256	448	-42.9%
Profit from operations	1,739	1,164	49.4%
Share of loss of associates	62	43	44.2%
Activity profit	1,801	1,207	49.2%

Sugarcane

in ARS million	9M 20	9M 19	YoY Var
Revenues	2,487	1,810	37.4%
Costs	-2,198	-1,453	51.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,088	431	152.4%
Gross profit	1,377	788	74.7%
General and administrative expenses	-166	-178	-6.7%
Selling expenses	-74	-62	19.4%
Other operating results, net	-105	-3	3,400.0%
Profit from operations	1,032	545	89.4%
Activity profit	1,032	545	89.4%

Operations

Production Volume1)	9M20	9M19	9M18	9M17	9M16
Corn	299,918	134,618	270,923	242,641	186,847
Soybean	119,574	101,351	58,706	17,320	26,758
Wheat	43,925	37,596	32,322	30,989	15,578
Sorghum	3,229	1,267	1,816	731	1,051
Sunflower	1,954	5,384	5,310	3,853	3,354
Cotton	3,519	-	-	-	-
Beans	1,623	-	-	-	-
Others	3,997	1,946	1,171	3,093	5,494
Total Crops (tons)	477,739	282,162	370,248	298,627	239,082
Sugarcane (tons)	1,634,521	1,431,110	912,688	580,783	877,396
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	9M20			9M19			9M18			9M17			9M16
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	284,7	54,3	339,0	130,7	-	130,7	259,9	6,0	265,9	230,3	-	230,3	180,1	37,9	218,0
Soybean	156,1	72,5	228,6	71,1	45,6	116,7	99,4	9,7	109,1	75,2	0,7	75,9	101,1	8,8	109,9
Wheat	39,5	-	39,5	30,3	-	30,3	40,3	-	40,3	7,3	1,6	8,9	10,4	28,9	39,3
Sorghum	-	-	-	0,4	-	0,4	0,9	-	0,9	4,5	-	4,5	0,8	-	0,8
Sunflower	8,5	-	8,5	2,2	-	2,2	2,9	-	2,9	3,7	-	3,7	8,8	-	8,8
Cotton	2,5	1,9	4,4	-	-	-	-	-	-	-	-	-	-	-	-
Beans	1,4	-	1,4	-	-	-	-	-	-	-	-	-	-	-	-
Others	4,7	-	4,7	0,6	-	0,6	1,2	-	1,2	3,6	-	3,6	3,8	-	3,8
Total Crops (thousands of tons)	497,4	128,7	626,1	235,3	45,6	280,9	404,6	15,7	420,3	324,6	2,3	326,9	305,0	75,6	380,6
Sugarcane (thousands of tons)	1.572,8	-	1.572,8	1.414,6	-	1.414,6	1.266,2	-	1.266,2	554,1	-	554,1	827,3	-	827,3
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

8

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Profit of the Grains activity increased ARS 594 million, from ARS 1,207 million gain during the nine-month period of 2019 to ARS 1,801 million gain during the same period of 2020, mainly as a result of:

●
Better results in Argentina due to the price increase generated by the peso devaluation, boosted by greater grain stocks from 18-19 campaign, which impacts as a higher gain both in the holding result an in the gross sales margin. Likewise, there was an increase in the productive result, mainly due to the progress of the sowing plant, partially offset by lower results of the grain derivatives.
●
Better result in Brazil due to an increase in the productive result mainly in soybean due to larger planted area and an increase in prices, compensated by a decrease in the gross sales margin and holding results, due to lower prices and higher costs because of higher volume of tons sol; offset by a negative variation in the productive and sales result from Bolivia, mainly due to lower prices, yields, cultivated hectares, price and tons sold of soybean, slightly offset by higher prices and cultivated hectares of corn.

The result of the Sugarcane activity increased ARS 487 million, from a ARS 545 million gain in the nine-month period of 2019 to ARS 1,032 million gain in the same period of 2020. This is mainly due to a higher productive result in Brazil as a result of better yields, higher total sugar obtained and better prices.

Area in Operation (hectares) (1)	As of 03/31/20	As of 03/31/19	YoY Var
Own farms	106,108	93,287	13.7%
Leased farms	138,679	135,989	2.0%
Farms under concession	26,334	18,583	41.7%
Own farms leased to third parties	13,837	14,325	-3.4%
Total Area Assigned to Production	284,959	262,184	8.7%
(1) Includes Agro-Uranga, Brazil and Paraguay,

The area in operation assigned to the crops and sugarcane activity increased by 8.7% as compared to the same period of the previous fiscal year.

II.b) Cattle Production

Production Volume (1)	9M20	9M19	9M18	9M17	9M16
Cattle herd (tons)	9,016	8,655	8,692	6,484	5,881
Milking cows (tons)	-	-	196	390	399
Cattle (tons)	9,016	8,655	8,888	6,874	6,280
(1)
Includes Carnes Pampeanas

Volume of	9M20			9M19			9M18			9M17			9M16
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	12.3	-	12.3	6.7	-	6.7	9.3	-	9.3	6.2	-	6.2	7.2	-	7.2
Milking cows(2)	-	-	-	-	-	-	1.4	-	1.4	0.7	-	0.7	0.4	-	0.4
Cattle (thousands of tons)	12.3	-	12.3	6.7	-	6.7	10.7	-	10.7	6.9	-	6.9	7.6	-	7.6
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas
(2)
Milk was discontinued on IIQ 2018

9

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Cattle

In ARS Million	9M 20	9M 19	YoY Var
Revenues	1,203	580	107.4%
Costs	-1,039	-509	104.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce	-3	-79	-96.2%
Gross Profit / (Loss)	161	-8	-
General and administrative expenses	-66	-67	-1.5%
Selling expenses	-77	-55	40.0%
Other operating results, net	-16	-1	1,500.0%
Profit / (Loss) from operations	2	-131	-
Activity Profit / (Loss)	2	-131	-

Area in operation – Cattle (hectares) (1)	As of 03/31/20	As of 03/31/19	YoY Var
Own farms	72,061	79,071	-8.9%
Leased farms	12,635	14,135	-10.6%
Farms under concession	2,993	2,703	10.7%
Own farms leased to third parties	9,368	1,775	427.8%
Total Area Assigned to Cattle Production	97,057	97,684	-0.6%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 03/31/20	As of 03/31/19	YoY Var
Breeding stock	79,998	88,556	-9.7%
Winter grazing stock	12,495	18,228	-31.5%
Sheep stock	10,650	9,661	10.2%
Total Stock (heads)	103,143	116,445	-11.4%

The result of the Cattle activity increased by ARS 133 million: from a ARS 131 million loss during the nine-month period of fiscal year 2019 to a ARS 2 million gain in the same period of 2020, as a result of a positive variation in the holding result as well as selling results of live cattle, because prices for this fiscal year raised at a higher pace than inflation.

II.c) Agricultural Rental and Services

In ARS Million	9M 20	9M 19	YoY Var
Revenues	381	236	61.4%
Costs	-173	-160	8.1%
Gross profit	208	76	173.7%
General and Administrative expenses	-42	-50	-16.0%
Selling expenses	-16	-21	-23.8%
Other operating results, net	-25	-1	2,400.0%
Profit from operations	125	4	3,025.0%
Activity Profit	125	4	3,025.0%

The result of the activity increased by ARS 121 million, from a ARS 4 million gain in the nine-month period of 2019 to a ARS 125 million gain in the same period of 2020.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our meatpacking facility in La Pampa and our investment in FyO.

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

The result of the segment increased by ARS 333 million, going from an ARS 266 million gain for the nine-month period of fiscal year 2019 to a gain of ARS 599 million for the same period of 2020 mainly due to:

●
A higher gain from the meatpacking facility as a result of the growth of external market sales over total sales (24% in 9M19 vs. 42% in 9M20). Local market sales decreased but their prices remained slightly above inflation. Additionally, during this period, the fattening of own live cattle generated a gain due to the price increase although the volume was lower in number of heads.

●
A positive variation in associates results corresponding to Agrofy S.A.

●
The abovementioned effects are partially offset by a lower profit from FyO due to the fact that inputs’ gross sales margin was reduced because of the increase in intermediation costs generated by the expansion strategy initiated in December 2018. Likewise, this trend in the operating result was partially offset by better results of the commissions of brokerage and consignment of grains, product of the greater volumes transacted, although it was affected by the forecast of 100% of the credit with the client Vicentín during this period (approx. ARS 78 million).

In ARS Million	9M 20	9M 19	YoY Var
Revenues	6,786	5,490	23.6%
Costs	-5,670	-4,515	25.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	23	-4	-
Gross profit	1,139	971	17.3%
General and administrative expenses	-210	-211	-0.5%
Selling expenses	-590	-492	19.9%
Other operating results, net	148	30	393.3%
Profit from operations	487	298	63.4%
Profit from associates	111	-32	-
Segment Profit	598	266	124.8%
EBITDA	557	338	64.8%
Adjusted EBITDA	557	338	64.8%

IV) Corporate Segment

The negative result of the segment increased by ARS 19 million, going from a loss of ARS 172 million in the nine-month period of 2019 to a loss of ARS 153 million for the same period of 2020.

In ARS Million	9M 20	9M 19	YoY Var
General and administrative expenses	-153	-172	-11.0%
Loss from operations	-153	-172	-11.0%
Segment loss	-153	-172	-11.0%
EBITDA	-153	-171	-11.7%
Adjusted EBITDA	-153	-171	-11.7%

11

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2020, our direct and indirect equity interest in IRSA was 62.4% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	9M 20	9M 19	YoY Var
Revenues	69,540	66,185	5.1%
Profit / (loss) from operations	1,477	-678	-
EBITDA	18,448	7,181	156.9%
Adjusted EBITDA	21,187	15,204	39.4%
Segment Result	8,152	-2,509	-

Consolidated revenues from sales, rentals and services increased by 5.1% in the nine-month period of fiscal year 2020 compared to the same period in 2019, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 21,007 million, 38.6% higher than the same period of fiscal year 2019.

Argentina Business Center

In ARS million	9M 20	9M 19	YoY Var
Revenues	12,153	13,765	-11.7%
Profit / (loss) from operations	2	-3,128	-
EBITDA	7,552	-2,898	-
Adjusted EBITDA	5,362	5,511	-2.7%

Israel Business Center

In ARS million	9M 20	9M 19	YoY Var
Revenues	57,387	52,420	9.5%
Profit from operations	1,475	2,450	-39.8%
EBITDA	10,896	10,079	8.1%
Adjusted EBITDA	15,825	9,693	63.3%

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Bank overdrafts	ARS	27.6	Variable	< 360 days
Series XXIV NCN	USD	73.6	9.00%	Nov-20
Series XXVI NCN	ARS	17.0	Variable	Jan-21
Series XXV NCN	USD	59.6	9.00%	Apr-21
Series XXVIII NCN	USD	27.5	9.00%	Apr-21
Series XXVII NCN	USD	5.7	7.45%	Jul-21
Series XXIII NCN(1)	USD	113.0	6.50%	Feb-23
Other debt	USD	140.9	-	-
CRESUD’s Total Debt (3)	USD	464.9
Cash and cash equivalents (3)	USD	35.6
CRESUD’s Net Debt	USD	429.3
Brasilagro’s Total Net Debt	USD	60.9
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 64.469 ARS/USD and 5.205 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Helmir & CRESUD stand-alone.

12

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Urban Properties and Investments Business

Operations Center in Argentina

The following table contains a breakdown of our indebtedness as of March 31, 2020:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	31.7	Floating	< 360 days
Series II NCN (USD)	USD	71.4	11.50%	Jul-20
Series II NCN (CLP)	CLP	37.2	10.50%	Aug-20
Series I NCN	USD	181.5	10.00%	Nov-20
Loan with IRSA CP	USD	54.7	-	Mar-22
Other debt	USD	23.5	-	Feb-22
IRSA’s Total Debt	USD	400.0
Cash & Cash Equivalents + Investments	USD	0.5
IRSA’s Net Debt	USD	399.5
Bank loans and overdrafts	ARS	16.4	-	< 360 days
IRCP NCN Class IV(2)	USD	129.8	5.0%	Sep-20
PAMSA loan	USD	32.4	Fixed	Feb-23
IRCP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	538.6
Cash & Cash Equivalents + Investments (3)	USD	124.3
Intercompany Credit	USD	54.7
IRSA CP’s Net Debt	USD	359.6
(1) Principal amount in USD (million) at an exchange rate of ARS 64.469/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Net of repurchase.
(3) Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

Israel Business Center

Financial debt as of March 31, 2020:

Net Debt(1)	NIS million
IDBD’s Total Debt	1,847
DIC’s Total Debt	3,002
(1) Cash in IDB includes NIS 197 million as a collateral of Clal swap transaction

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-20	Jun-19
Current assets	195,927	207,592
Non-current assets	380,567	481,394
Total assets	576,494	688,986
Current liabilities	148,658	121,527
Non-current liabilities	343,816	446,755
Total liabilities	492,474	568,282
Total capital and reserves attributable to the shareholders of the controlling company	9,112	22,811
Minority interests	74,908	97,893
Shareholders’ equity	84,020	120,704
Total liabilities plus minority interests plus shareholders’ equity	576,494	688,986

13

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Comparative Summary Consolidated Statement of Income Data

In ARS million	Mar-20	Mar-19
Gross profit	31,505	27,267
Profit from operations	11,283	1,023
Share of profit of associates and joint ventures	1,307	-1,941
Profit / (loss) from operations before financing and taxation	12,590	-918
Financial results, net	-33,889	-20,489
Loss before income tax	-21,299	-21,407
Income tax expense	-3,302	3,204
Loss of the period of continuous operations	-24,601	-18,203
Profit of discontinued operations after taxes	17,180	3,680
Loss for the period	-7,421	-14,523
Controlling company’s shareholders	-10,185	-10,076
Non-controlling interest	2,764	-4,447

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Mar-20	Mar-19
Net cash generated by operating activities	25,858	11,433
Net cash generated by investment activities	16,105	9,997
Net cash used in financing activities	-67,145	-13,022
Total net cash (used in) / generated during the fiscal period	-25,182	8,408

Ratios

In ARS million	Mar-20	Mar-19
Liquidity (1)	1.318	1.708
Solvency (2)	0.171	0.212
Restricted capital (3)	0.660	0.699
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

January 2020: BrasilAgro’s shares partial sale

On January 20, 2020, the Company sold in the market 3,400,000 shares of its subsidiary BrasilAgro representatives of 5.98% of the share capital for an amount of USD 15.6 million.

January 2020: BrasilAgro’s merge with Agrifirma

On January 27, 2020, and in accordance with the terms and conditions established in the Merger Agreement signed on November 22, 2019, Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, becoming BrasilAgro the controlling shareholder of Agrifirma Agropecuária owning 100% of the total voting share capital. The capital of BrasilAgro increased by BRL 115,586,579.79 from BRL 584,224,000 to BRL 699,810,579.79, through the issuance of 5,215,385 new common, registered, book-entry shares with no par value, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such manner that the share capital of BrasilAgro increased to 62,104,301 shares.

14

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

A subscription warrant was also issued in favor of AB Holdings, a shareholder of Agrifirma Holding, which will entitle AB Holding (or its permitted successors and assigns) to subscribe up to 654,487 new ordinary shares, registered with no par value of BrasilAgro, subject to the terms and conditions established in the Merger Agreement.

The merger was made upon exchange of shares and the initial exchange rate was BRL 31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.

 As a result of this transaction, Cresud' stake in BrasilAgro, net of treasury shares, was reduced to approximately 33.6%.

January 2020: Notes issuance

On January 30, 2020, the Company issued in the local market USD 51.4 million through the following Notes:

●
Series XXVI: denominated and payable in ARS for ARS 1,095 million (equivalent to USD 18.2 million) at a variable rate (private BADLAR + 6.5%) with quarterly payments and principal expiring on January 30, 2021.

●
Series XXVII: denominated in USD and payable in ARS at the applicable exchange rate for USD 5.7 million at a fixed rate of 7.45%, with quarterly payments and principal expiring on July 30, 2021

●
Series XXVIII: denominated and payable in USD for USD 27.5 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on April 30, 2021.

May 2020: Brasilagro Farmland Acquisition in Piauí

As a subsequent event, on May 13, 2020 BrasilAgro informed to the market the purchase of 4,500 hectares (of which 2,900 can be developed for crop production) of a farm in Grande do Ribeiro, Piauí. The amount of the acquisition was set at BRL 25 million, with an initial payment of BRL 11 million. The balance will be cancelled in three annual installments.

June 2020: Notes issuance

As a subsequent event, on June 3, 2020, the sixteenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500 million, being the liquidation date on June 9, 2020. The main characteristics of the issuance are detailed bellow:

●
Series XXIX: denominated in USD and payable in ARS at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 83.0 million, maturing 18 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value. Proceeds will be mainly used for debt refinancing.

15

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized, excluding barter agreement results and devaluation of Mehadrin shares.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2020	2019
Result for the period	-7,421	-14,523
Result from discontinued operations	-17,180	-3,680
Income tax expense	3,302	-3,204
Net financial results	33,889	20,489
Share of profit of associates and joint ventures	-1,307	1,941
Depreciation and amortization	12,549	8,290
EBITDA (unaudited)	23,832	9,313
Gain from fair value of investment properties	618	8,490
Realized (loss) / gain from fair value of investment properties - Agribusiness	-	1,462
Impairment of associates and joint ventures	2,344	-
Barter Agreements result	-235	-434
Adjusted EBITDA (unaudited)	26,559	18,831

16

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2020

Brief comment on future prospects for the Fiscal Year

This exercise presents challenges in Argentina, the region and the world. The COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, has generated volatility in the markets, a drop in commodity prices due to lower Chinese demand, adversely impacting on the global, regional and argentine economy, affecting some of the Company's businesses.

Our agricultural operations continue to develop normally as agricultural production is an essential activity to guarantee food supplies. The 2020 Campaign is progressing with good weather conditions in the region. In Argentina, the good conditions in the south compensated for the drought observed in the north, which impacted “Los Pozos” farm also affecting our operations in Paraguay. Bolivia and Brazil are working with good prospects for the end of the season, so a good level of production, average yields and controlled costs are expected in the consolidated region. Regarding livestock activity, we will continue to focus on improving productivity and controlling costs, working efficiently to achieve the highest possible operating margins. We will continue concentrating our production in our own fields, mainly in the Northwest of Argentina and consolidating our activity in Brazil.

Regarding the transformation and sale of fields, we hope to be able to migrate from livestock to agricultural hectares, whose business is mainly export, with more technology and greater price predictability. Also, as part of our business strategy, we will continue to sell the fields that have reached their maximum level of appreciation.

Our urban properties and investments business, which we own through our investment in IRSA, presents great challenges this year, mainly in its Argentine operations center, where hotels and most of its shopping centers are closed due to social, preventive and mandatory isolation, only working pharmacies, supermarkets and banks as essential activities. IRSA Commercial Properties has decided to postpone the maturity of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with its tenants. In addition, an increase in the delinquency rates of some tenants has been detected. This will have a significant impact on the revenues of this segment in the fourth quarter of fiscal year 2020.

On the national and international framework above mentioned, the Board of Directors of the Company will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital -as it was approved in the Shareholders’ Meeting that took place on October 30, 2019, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang

First Vice-Chairman in exercise of
the presidency

17